Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая, 49
Коммутатор 40-20-05, 99-98-87
Факс 40-55-08, 38-53-66, 38-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Р/сч 40702810600000002285
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024
28.05.04 N 18-114/1/8

RECEIVED
2004 JUL 20 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035616

**TO** : **Securities and Exchange Commission**
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

SUPPL

**FROM: JSC " Rostovenergo "**
Rostov - on - Don, Russia

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

**Exemption No. : 82 - 4839**

Dear Sirs :

In connection with Rostovenergo' s exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find **Ballot for voting at the extraordinary general meeting of stockholders of JSC "Rostovenergo", Announcement about conducting of the extraordinary General meeting of stockholders of JSC "Rostovenergo" , Notification about availability of right to demand redemption of stocks by the Company, Model form demand of shareholder about redemption of stocks belonging to him.**

Sincerely,

F. A. Kushnarev
Director General

Sergeev V.M.
Tel. +(8631) 38 51 58

dw 7/20

**Enclosure to item N 4**

**Open Joint Stock Company of Electric Power and Electrification**
**" Rostovenergo "**
**Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don**

**Announcement about conducting of the extraordinary General meeting of stockholders of JSC "Rostovenergo"**

**Dear stockholder!**

*JSC "Rostovenergo" announces about conducting of the extraordinary General meeting of stockholders of JSC "Rostovenergo" in form of absentee voting with the following agenda :*

**1. About reorganization of JSC "Rostovenergo" in the form of detachment , about procedure and terms of detachment, about establishment of new companies, about allocation of shares of the established companies and the procedure of such allocation, about approval of separating balance.**

The completed ballots for voting must be sent to the following address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia not later than **June 30, 2004**.

You can familiarize yourself with the information for the extraordinary General meeting of stockholders from 31.05.04 till 30.06.04 ( except days off and holidays) at the following addresses :
Office 426, JSC "Rostovenergo", B. Sadovaya str. 49, Rostov-on-Don or JSC "Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow

The register of stockholders, having right to participate in the extraordinary General meeting of stockholders was compiled on the **11th of May 2004.**

Enclosure:
Notification about availability of right to demand redemption of stocks by the Company on 5 pages.

For further information you may call : (8632) 38-51-58, 38-55-66, 38-55-81.

**Directors' Board of JSC "Rostovenergo"**

# Notification
## about availability of right to demand redemption of stocks by the Company

**Dear stockholder !**

We have to inform you that if you vote against on the item about reorganization or do not take part in voting on this item , you will be entitled to demand redemption of all stocks or part of stock, belonging to you by the Company.

Redemption of stocks will be carried out at the price , determined by the Directors' Board of JSC "Rostovenergo" in correspondence with p.3 article 75 of Federal Law "About Joint Stock Companies".

**The price of stock redemption amounts :**
**0,98 rub. per one common share.**
**0,76 rub. per one preference share type "A".**

The register of stockholders, having right to participate in the extraordinary General meeting of stockholders was compiled on the **11th of May.**

**Redemption of stocks will be carried out n accordance with the following procedure:**

1. Stockholder, entitled to demand redemption of all stocks or part of stock, belonging to him by JSC "Rostovenergo" must send to the Company written demand about redemption of stocks belonging to him with notation of his place of residence ( place of location) and quantity (category, type) of stocks , redemption of which he demands (model form of demand is attached).
2. If the rights record for stocks is made by nominal holder, the demand of stockholder must be supplemented with statement of depositary
3. Stockholder's demand about redemption of stocks belonging to him must be directed by registered letter to the following address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia, or JSC "Rostovenergo", B. Sadovaya str. 49, Rostov-on-Don 344002, or deliver to Director General of JSC "Rostovenergo" on receipt.
4. Stockholder's demand about redemption of stocks belonging to him must be received by the Company **not later than 45 days** from the date of resolution of General meeting of stockholders of JSC "Rostovenergo" about reorganization of the Company (date of conducting of General meeting of stockholders on this issue), i.e. not later than August 16, 2004. Stockholder has no right to withdraw ( change) his demand about redemption after 45 days termination.

Demands, received by the Company later this date, or containing incomplete or inadequate information, will be not entertained.

5. In correspondence with article 44 of the Federal Law "About Joint Stock Companies" and point 6.1. of Regulations about register keeping of inscribed stock owners (approved by decree of FCS of Russia of 02.10.97 №27) persons, recorded in register of stockholders, must tender to registrar information about data change , envisaged by subpoint 3.4.1. of point 3.4. of mentioned Regulations. If this information is not tendered by persons, recorded in register of stockholders or tendered information is limited or unreliable, demand about stocks redemption may be not satisfied , at this the Company and the registrar are not responsible for infliction of loss in this connection.
6. If the stockholder demands redemption of larger quantity of stocks of definite category ( type), than he owns in correspondence with data from the list of shareholders ,which have right to demand redemption of stocks, only quantity of stocks in correspondence with the mentioned list are liable to redemption.
7. If the aggregate value of submitted and liable to redemption stocks of JSC "Rostovenergo" exceeds 10% of net wealth value for the date of making decision about reorganization by the General meeting of stockholders, stocks will be redeemed pro rata to declared demands ( in correspondence with p. 5. article 76 of Federal Law "About Joint Stock Companies").

   Quantity of stocks liable to redemption from each stockholder in this case, is determined by division of total number of stocks which can be redeemed taking into consideration this restriction, by the total number of stocks declared for redemption; value received (conversion rate) is multiplied by the number of stocks demanded for redemption.

   Information about conversion rate can be obtained by shareholder in JSC "Rostovenergo" or from the registrar JSC "CMD" under legalization of papers, necessary for entering stocks, liable to redemption, into the personal account of JSC "Rostovenergo".
8. If the quantity of stocks, liable to redemption from stockholder, is decreased pro rata to declared demands and such decrease will result in necessity to redeem from the shareholder broken number of stocks , the number of redeemed stocks must be rounded off . Rounding of broken number must be made in correspondence with the following rules :

   1) If after the comma there are characters from 5 to 9, whole number is increased by one.

   2) If after the comma there are characters from 0 to 4, only whole number is taken into consideration.
9. **JSC "Rostovenergo" redeems stocks from stockholders, which declared demand about redemption, during 30 days after termination of 45 days period after resolution of General meeting of stockholders of JSC "Rostovenergo" about reorganization of the Company (i.e. till September 15, 2004 inclusive), provided that stocks are**

**transferred to the Company (entered into personal account the Company in register of stockholders on the basis of prescription (instruction) of shareholder).**

10. Stockholder, which presented Company's stocks for redemption , must provide passing the stocks, demand to redemption of which was made, from his account to the personal account of the Company **not later than September 15, 2004** (30 days from the termination date, determined in p. 4 of this document). Depending on place of rights registration for stocks, demand for redemption of which was made, for fulfillment of the mentioned operation the stockholder must appeal to :

    a) to registrar of the Company – address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia or registrar subsidiary (transfer-agent);

    b) to depositary. In this case the order of stockholder- depositor must contain direction , that the transmitting order of nominal holder rendered to registrar, in addition to other information as a ground of property passing must contain :

    for natural persons – surname and initials of stockholder, name of document, identifying the person , its series and number;

    for juridical persons – its name according to charter; date and number of registration (main state registration number), name of recording agency or other identification data according to legislation of country where this juridical person is established.

    Legalization of property passing is carried out at the expense of stockholder.

11. In case if larger amount of stocks, than are due to redemption, entered in the personal account of the Company, the Company must fulfill return of excessively entered stocks to personal accounts of registered persons in the list of stockholders , from which writing off was fulfilled. Redemption of these stocks is not fulfilled by the Company.

12. Payment of redeemable stocks is fulfilled at the expense of the Company by one way, indicated by the stockholder in his demand :

    – In cash in pay-office of registrar – address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow;

    – In non-cash, by transfer of redemption sums to bank account, mentioned by stockholder in his demand ;

    – By mail order to address , mentioned by stockholder in his demand.

If there is no such instruction in the redemption demand, monies are sent to stockholders by post ( to address of residence place (place of location), mentioned in stockholder register).

**Stocks bought out by the Company are paid off under repurchase.**

For further information you may call : (8632) 38-51-58, 38-55-66, 38-55-81

Directors' Board of JSC "Rostovenergo"

*Model form of demand*

**To JSC "Rostovenergo"**

From ____________________________________

____________________________________

Surname and initials/ firm-name of juridical person

____________________________________

Data of document identifying person / data about state registration of juridical person

____________________________________

____________________________________

Address (place of location of juridical person)

## DEMAND OF SHAREHOLDER
## ABOUT REDEMPTION OF STOCKS BELONGING TO HIM

On June 30, 2004 the General meeting of stockholders of JSC "Rostovenergo" has made a decision about reorganization of the Company.

In accordance with p.1 article 75 of the Federal Law "About Joint Stock Companies" I advance the demand about redemption of the following quantity of stocks of the Company, belonging to me :

- ________

(________________________________________________________*in words*)
pieces of common shares at the price , determined in notification about availability of right to demand redemption of stocks by the Company;

- __________

(________________________________________________________*in words*)
pieces of preference shares at the price , determined in notification about availability of right to demand redemption of stocks by the Company;

If my claim can't be satisfied in corpore according to limitations, formulated in p. 5 article 76 of Federal Law "About Joint Stock Companies" , I advance the demand about redemption of number of stocks , which can be redeemed according to rules of p. 5 article 76 of Federal Law "About Joint Stock Companies" .

The stocks are not arrested and not burdened with liabilities.

Payment of monies due to me must be made in the following way (to mark the acceptable way):

☐ in cash ☐ by mail order ☐ by bank order

Mailing address for sending monies :

________________________________________________________________________

____________

Essential Elements of the bank :

________________________________________________________________________

____________

Signature of stockholder ________________________________________

Stamp

Registration number : _______________

*Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"*
*(JSC " Rostovenergo ")*
*Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don*

**BALLOT**

for voting at the extraordinary general meeting of stockholders of JSC "Rostovenergo"

The form - ***absentee voting***
Expiry date of ballots reception : ***June 30, 2004***
Mailing address for sending the completed ballots :
***JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia***

Name, first name, patronymic / business name / of stockholder : ______________________________
Number of stocks owned by stockholder : ______________________________

**ITEM:**

***About reorganization of JSC "Rostovenergo" in the form of detachment, about procedure and terms of detachment, about establishment of new companies, about allocation of shares of the established companies and the procedure of such allocation, about approval of separating balance.***

**RESOLUTION:**

**1.1.** To reorganize JSC "Rostovenergo" in the form of detachment of :

- JSC "Rostov Generating Company",
- JSC "Management Company Rostovenergo",
- JSC "Energy Sale Rostovenergo",
- JSC "Main Transmission Line Company Rostovenergo".

**1.2.** To determine the following procedure of detachment :

**1.2.1.** Allocation of shares of established Companies is carried out by means of distribution of shares of every established Company among shareholders of the Company by way and on terms, determined in p. 1.4. of this resolution.

**1.2.2.** Part of property, rights and obligations of the Company proceed to detached Companies in correspondence with separating balance.

**1.2.3.** Procedure of preparation and conducting of general meetings of stockholders of established Companies , as well as procedure of voting on items of agenda of these meetings , is determined by this resolution (p. 1.3.) and by the Charter of JSC "Rostovenergo".

**1.2.4.** During 3 days after the date of decision making about reorganization of the Company in form of detachment by the General meeting of stockholders the General Director of the Company must notify the taxation agency about this resolution.

**1.2.5.** Not later than 30 days after the date of decision making about reorganization in form of detachment the General Director informs the creditors of the Company about this resolution with registered letter, and publishes the information about reorganization of the Company in print organs , meant for publication of information about state registration of juridical persons.

**1.2.6.** During 30 days after publishing of the announcement about resolution or during 30 days after the date of notification sending creditors of the Company have the right to demand in written form cessation or anticipatory execution of corresponding obligations of the Company and payment of damages. Based on demands received from creditors, the Company draws up the register of creditors' claims satisfied and liable to satisfaction.

**1.2.7.** Director General informs employees of JSC "Rostovenergo" about decision making about reorganization of JSC "Rostovenergo" and fulfills the complex of necessary actions in legalization of labor relations in correspondence with the Labor Code of RF.

**1.2.8.** In correspondence with p.1 of article 75 of Federal Law «About Joint Stock Companies" the shareholders of the Company which voted against resolution about reorganization or which did not take part in voting on this question, have he right to demand redemption of all or part of their stocks by way , determined by Directors' Board of the Company in announcement about extraordinary general meeting of stockholders of the Company in correspondence with demands of legislation of RF.

Redemption of stocks is carried out at the price determined by the Directors' Board of the Company in correspondence with p.3 of article 75 of Federal Law «About Joint Stock Companies" .

Bought out stocks must be paid off under repurchase and stocks of established Companies are not distributed to them.

**1.2.9.** The report about results of Company's stocks redemption must be approved by the Directors' Board of the Company not later then 5 working days after the termination date of stocks redemption.

As a result of paying off of redeemed stocks the authorized capital stock of JSC "Rostovenergo" must be decreased by the sum of nominal value of paid off shares.

**1.3.** To establish the following juridical persons:

- Company Company " Rostov Generating Company"
- Company Company " Management Company Rostovenergo"
- Company Company "Energy Sale Rostovenergo"
- Company Company "Main Transmission Line Company Rostovenergo"

**1.3.1.** To determine that quantitative membership of Directors' Board and Inspection Commission of each established Company is equal to quantitative membership of Directors' Board (10 persons) and Inspection Commission (5 persons) of JSC "Rostovenergo" at a point in time of decision making about reorganization of the Company.

**1.3.2.** To determine that shareholders (shareholder) of JSC "Rostovenergo" , possessing in aggregate 2 and more percents of ordinary shares of JSC "Rostovenergo", have the right to send to the Company proposals about candidates for election to Directors' Board of each of established Company ( not more than 10 candidates for each established Company) , members of Inspection Commission of each of established Company ( not more than 5 candidates for each established Company) and candidates for the posts of General Directors of established Companies (not more than 1 candidate for each established Company). Such proposals must be received by the Company not later than ***September 15, 2004.***

Only candidates, proposals about which are processed in prescribed manner and received on term from shareholders ,possessing in aggregate not less than 2 percent of Rostovenergo's common shares at this moment, can be inscribed into ballot papers .

These proposals are made in written form with indication of name (patronymic) of shareholder , which introduced them, and quantity of common shares in possession of this shareholder . Proposals must be underwritten by shareholder (shareholders).

*Proposal about nomination must contain :*

- Name of established Company, to bodies of which candidates are nominated ;
- Name, first name and main place of employment of each nominated candidate,
- Name of body to which he is nominated.

Directors' Board of the Company must examine all received proposals and make decision about insertion of proposed candidates into the list of persons elected into bodies of established Company or about rejection to insert these candidates into the list of persons elected into bodies of established Company not later than ***September 20, 2004.***

Nominated candidates must be included into ballot papers for election into correspondent bodies of the established Companies ,except for the following cases :

- proposal does not correspond to demands determined in this point;
- proposal of shareholder ( shareholders) is received by the Company after September 15, 2004;
- shareholder ( shareholders) in aggregate doesn't possess the necessary quantity of shares of JSC "Rostovenergo".

Motivated decision about rejection to insert proposed candidates into the list of persons ,elected into bodies of established Companies , must be sent to shareholder ( shareholders) , which nominated the candidates , not later than ***September 23, 2004.***

**1.3.3.** Functions of counting board at the general meetings of shareholders of established Companies are fulfilled by the register holder of the Company – JSC " Central Moscow Depositary".

**1.3.4.** To determine that under voting at the general meetings of shareholders of established Companies on items of approval of Charters of established Companies, election of members of Inspection Commissions and Directors General each common share of the established Company , which is subject to floatation, gives to shareholder of the established Company – owner of common shares only one vote.

Solution about approval of Charter of established Company must be made by general meeting of shareholders by majority three fourth of votes of the established Company's shareholders- owners of common shares, which take part in general meeting of shareholders of established Company.

Solution about election of General Director and members of Inspection Commission must be made by general meeting of shareholders by majority of votes of the established Company's shareholders - owners of common shares, which take part in general meeting of shareholders of established Company.

**1.3.5.** To determine that election of Directors' Board members of established Companies is fulfilled by cumulative voting. At cumulative voting, number of votes, belonging to one shareholder of the established Company, owner of common shares, is multiplied to number of persons to be elected into the Company's Board of Directors in correspondence with p.1.3.1 of this resolution, the shareholder of the established Company, owner of common shares, has the right to give all received by this procedure votes for one candidate or distribute between two or more candidates.

10 candidates with the maximal number of votes received are considered as elected into the Company's Board of Directors.

**1.3.6.** The General meetings of the shareholders of established Companies are qualified (has a quorum), when shareholders of established Companies possessing in aggregate more than half votes of placed voting shares of corresponding Company, take part in the meeting.

Shareholders are acknowledged as participated in the General meeting of the shareholders of established Company, if they are registered for participation, or their voting papers are received not later than two days prior to the date of the General meeting of shareholders of established Company.

**1.3.7.** Under decision of questions , connected with conducting of general meetings of shareholders of established Companies , not adjusted by this resolution , standard and legislative acts of Russian Federation, regulating correspondent relations (by analogy ), are used.

**1.4.** To determine the following procedure of established Companies' shares distribution :

**1.4.1.** Shares of established Companies are distributed among shareholders of JSC "Rostovenergo", including shareholders which voted against or didn't taken part in voting on question about reorganization of the Company, pro rata to quantity of the Company's shares in their possession.

Per one share of JSC "Rostovenergo" of each category (type) shares of corresponding categories (types) of each established Company are distributed in quantity, determined in p.1.4.2 and 1.4.3. of this resolution ( except for the case determined in p.1.4.8. of this resolution) .

**1.4.2.** To determine the following coefficient of distribution of common shares of each established Company, as well as amount of their nominal values :

per one common share of JSC "Rostovenergo" must be distributed simultaneously :
1 (one) common share of JSC "Rostov Generating Company" with nominal value 1,23 rubles,
1 (one) common share of JSC " Management Company Rostovenergo" with nominal value 0,00004 rubles,
1 (one) common share of JSC "Energy Sale Rostovenergo" with nominal value 0,02 rubles,
1 (one) common share of JSC "Main Transmission Line Company Rostovenergo" with nominal value 0,15 rubles,

**1.4.3.** To determine the following coefficient of distribution of preference shares of each established Company, as well as amount of their nominal values :

per one preference share of JSC "Rostovenergo" must be distributed simultaneously :
1 (one) preference share of JSC "Rostov Generating Company" with nominal value 1,23 rubles,
1 (one) preference share of JSC " Management Company Rostovenergo" with nominal value 0,00004 rubles,
1 (one) preference share of JSC "Energy Sale Rostovenergo" with nominal value 0,02 rubles,
1 (one) preference share of JSC "Main Transmission Line Company Rostovenergo" with nominal value 0,15 rubles,

**1.4.4.** The total quantity of distributable shares of each established Company is equal to total quantity of shares of JSC "Rostovenergo" ( minus shares, which are in possession or at the disposal of JSC "Rostovenergo"), residuary after redemption of stock on demand of shareholders, which voted against solution about reorganization or which didn't take part in voting on this question.

**1.4.5.** The quantity of shares of each established Company of definite category (type), which are due to every shareholder of JSC "Rostovenergo", is equal to quantity of shares of JSC "Rostovenergo" of correspondent category (type) owned by him, ( except for the case determined in p. 1.4.8. of this resolution) .

**1.4.6.** The amount of authorized capital stock of each established Company is determined by means of multiplication of total quantity of distributable shares of corresponding Company by the nominal value of one share.

**1.4.7.** Authorized capital stocks of established Companies are formed at the expense of additional capital and undistributed profit of JSC "Rostovenergo".

**1.4.8.** If as a result of accounting, fulfilled in correspondence with pp. 1.4.1. and 1.4.3. of this resolution, it turns out that the sum of nominal values of preference shares distributable among shareholders – owners of preference shares of the Company, amounts more than 25% of the size of authorized capital stocks of established Company, it is necessary to distribute among shareholders – owners of preference shares of the Company (which voted for solution about reorganization) common shares of established Companies in addition to preference shares .

In this case the quantity of distributable to every shareholder preference shares of the established Company, accounted in correspondence with pp. 1.4.1. and 1.4.3. of this resolution, is liable to reduction for each shareholder – owner of preference shares of the Company (which have voted for resolution about reorganization) by means of multiplication by the reduction factor. It is necessary to distribute among mentioned shareholders the whole number of preference shares , obtained as a result of such multiplication.

The mentioned reduction factor is accounted with formula :

$$\text{Reduction factor} = \frac{Z}{Y}$$

where:

Z – the whole number of preference shares of established Company , the sum of nominal values of which amounts 25% of the size of authorized capital stock of established Company minus the total quantity of preference shares of established Company, distributable among shareholders of the Company, which have voted against resolution about reorganization or have not voted on this question ;

Y – the total quantity of preference shares of established Company , obtained accounting to pp 1.4.1. and 1.4.3. of this resolution minus the total quantity of preference shares of established Company , distributable among

shareholders of the Company , which have voted against resolution about reorganization or have not voted on this question ;

The common shares of established Companies must be distributed to each shareholder – owner of preference shares of the Company (which has voted for the resolution about reorganization) in quantity, determined as difference between the quantity of preference shares of established Companies, distributable to such shareholders in accordance with p.1.4.5. of this resolution , and quantity of preference shares of established Companies , distributable to them in accordance with rules of this point.

Shareholders – owners of preference shares of the Company , which have voted against resolution about reorganization or have not voted on this question , in accordance with paragraph 3 point 3 article 19 of Federal Law "About Joint Stock Companies" must obtain only preference shares of established Companies in quantity, accounted according to rules of points 1.4.1. and 1.4.3. of this resolution.

**1.4.9.** Ordinary shares of established Companies grant to owners the following rights:

1) to take part in the General meeting of shareholders, personally or by representatives, with vote on all issues covered by its competence;

2) to make a proposal for agenda of the General meeting in accordance with procedure established by legislation of the Russian Federation in force and the Charter of the Company ;

3) to obtain information about Company's activity and to inspect Company's documents, in accordance with the Federal Law " About Joint Stock Companies" , art.91, other statutory legal acts and the Charter of the Company ;

4) to draw dividends, declared by the Company;

5) to purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of shares of this category (type) in their possession;

6) to receive part of the Company's property in the event of liquidation;

7) to exercise other rights envisaged by legislation of the Russian Federation in force and the Charter of the Company.

**1.4.10.** *Preference shares of type A of established Companies grant to its owner the following rights :*

1) to draw dividends, declared by the Company;

Total sum to be paid as dividends for every preference share of type A is equal to 10 (ten) percent of Company's net profit at the end of fiscal year, divided by number of shares, which constitute 25 (twenty five) percent of the Company's charter capital.

At this, when sum of dividends for every ordinary share paid by the Company in certain year exceeds the sum to be paid as dividends for every preference share of type A, amount of dividends for the latter should be increased up to the dividends value for ordinary share.

2) to take part in the General meeting of shareholders with vote for issues concerning Company reorganization or liquidation;

3) to take part in the General meeting of shareholders with vote for issues concerning changes or amend to the Charter that restrict rights of the shareholders, possessing preference Company's shares of type A.

4) to purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of the preference shares of type A in their possession;

5) to take part in the General meeting of shareholders with vote for all issues within its competence, starting from the meeting next to annual meeting of shareholders, that, regardless of reasons, didn't make a decision to pay dividends, or made a decision to pay dividends for preference shares of type A partially.

The right of the shareholders, possessing preference shares of type A, to take part in the General meeting of Company's shareholders is terminated from the moment of first dividends payment in full for mentioned shares.

*6) to receive part of the Company's property in the event of liquidation( according to conditions determined in p.2.4.11.of this resolution.;*

7) to exercise other rights envisaged by legislation of the Russian Federation.

**1.4.11.** In the event of the Company's liquidation, the property of the Company remaining after settlement of accounts with creditors, is distributed by the liquidation commission among the shareholders according to the following order:

- first, payments for the shares that should be redeemed according to the Federal Law "About Joint Stock Companies", art.75;
- second, payments of accrued but not paid dividends for preference shares of type A, as well as nominal (liquidation) value of the preference shares of type A, that are owned by the shareholders;
- third, Company's property distribution among the shareholders, possessing ordinary and preference shares of type A.

When Company's property can't cover payments of accrued but not paid dividends and liquidation value, determined by the Charter, to all shareholders, possessing preference shares of type A, the property is distributed among the shareholders, possessing preference shares of type A, in the amount proportional to the amount of the preference shares of same type in their possession.

**1.4.12.** Company's shares, ownership for which passed on to other owners after making decision about Company's reorganization and till the moment of state registration of companies , grants to its owner the same measure of rights as to shareholders which have voted for resolution about Company reorganization..

**1.4.13.** Shares of established Companies are considered to be floated (distributed) among shareholders of JSC "Rostovenergo" at the moment of state registration of Companies, established as a result of reorganization , on basis of register of JSC "Rostovenergo" for the correspondent date.

**1.5.** To approve separating balance

| FOR | AGAINST | ABSTAINED |
|---|---|---|
| | | |

**CROSS OUT ALL THE ANSWERS EXCEPT THE ANSWER CORRESPONDING TO YOUR DECISION**

***Attention! If the voting is carried out in accordance with the instructions of the persons, who bought the shares after the list of people eligible for participation in the general meeting was issued – May 11, 2004** (further – Date of listing) **, or in accordance with the instructions of the owners of the deposit securities,** the Ballot Paper must be filled as follows:

- if in the Ballot Paper more than one variant of the voting are not crossed out, in the field for entering the number of voices given for each variant of the voting, the number of voices, given for the corresponding variant of the voting must be specified, and the mark must be made that the voting was carried out in accordance with the instructions of the Shareholders who bought shares after the list of people eligible for participation in the general meeting was issued, and (or) in accordance with the instructions of the owners of the deposit securities;
- the Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made, in the field for entering the number of voices opposite the chosen variant of the voting, the number of voices given for this variant of the voting must be indicated, and the mark should be made about the warrant, issued based on shares, sent after the list of people eligible for participation in the general meeting was made;
- if after the date of the issuing of the list of the persons eligible for participation in the general meeting, not all the shares are sent, in the field for entering the number of voices opposite the chosen variant of the voting the Voter must indicate the number of voices given for the chosen variant of the voting and mark that these shares were sent after the list of people eligible for participation in the general meeting was issued.
- if instructions from the shareholders are received concerning the shares sent after the list of people eligible for participation in the general meeting was issued and the instructions comply with the rules set for the voting, these voices are added up.

**BALLOT PAPERS WHERE MORE THAN ONE VARIANT OF THE ANSWER IS NOT CROSSED OUT ARE CONSIDERED VOID.**

(Except when the voting is carried out in accordance with the instructions of people, who bought the shares after the list of people eligible for participation in the general meeting was issued, or in accordance with the instructions the owner of the deposit securities).

***BALLOT PAPERS THAT ARE NOT SIGNED BY THE SHAREHOLDERS ARE CONSIDERED VOID!***

**The signature of the Shareholder or Fiduciary** [1] ________________(________________________________)
(the signature) (surname, name, patronymic name)

**by the warrant, issued** ____ ______________year ________________________________________

**(indicate who issued the warrant)**

[1] The representative of the shareholder, who have signed the Ballot Paper, must attach the warrant or its copy notarially certified

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая, 49
Коммутатор 40-20-05, 99-98-87
Факс 40-55-08, 38-53-66, 38-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Р/сч 40702810600000002285
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024

10.06.04 № 18/08-128-1494

RECEIVED
2004 JUL 20 A 10:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**TO** : **Securities and Exchange Commission**
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

**FROM: JSC " Rostovenergo "**
Rostov - on - Don, Russia

**Exemption No. : 82 - 4839**

Dear Sirs :

In connection with Rostovenergo's exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Resolutions of the Annual General Meeting of Stockholders of JSC "Rostovenergo", which took place on May 25, 2004.

Sincerely,

F. A. Kushnarev
Director General

# Resolutions
# Of the Annual General Meeting of Stockholders of JSC "Rostovenergo".

| | |
|---|---|
| Name and location of the Company : | "Open Joint Stock Company of Electric Power and Electrification "<br>49 B. Sadovaya street , Rostov-on-Don , RF |
| Type of the meeting : | Annual regular |
| Form of the meeting : | Meeting |
| Date : | The 25th of May 2004 |
| Place : | PC "Energetic" 48 Semashko av. , Rostov-on-Don |
| Registration time : | 09:00 – 12:30 |
| Time of meeting beginning : | 11:00 |
| Time of registration termination : | 12:10 |
| Time of poll beginning : | 12:15 |
| Time of meeting closing : | 13:00 |
| Mailing address for voting papers according the agenda : | Central Moscow Depositary , 22 Olkhovskaya street 107066, Moscow |
| Date of drawing up the resolutions : | May 27, 2004 |
| The Chairman of the Annual General Meeting | Chief of the Department of the economy of the Holding and affiliated companies JSC RJSC "UES of Russia" (United Energetic Systems of Russia) , the Chairman of the Directors' Board of JSC "Rostovenergo" Burnashev Dmitriy Aleksandrovich |
| The Secretary of the Annual General Meeting | The secretary of the Directors' Board of JSC "Rostovenergo" Shkodenko B.K. |

In accordance with the article 56 of the Federal Law " About Joint Stock Companies" of 26.12.1995 №208-F3 the duties of the Accounts Committee are performed by the registrar of the Company - JSC "Central Moscow Depositary".
Location of registrar - Central Moscow Depositary , 22 Olkhovskaya street 107066, Moscow, RF.

Authorized person of registrar – Sheremetyev D.A.

The list of persons entitled to participate in general meeting of stockholders was compiled in correspondence with the register as of April 9, 2004.

## The Agenda of the Meeting :

1. Approving the Annual Report, Annual Accounting Reporting, including the profits and loss statements of the Company, as well as the distribution of the profits (including payment of dividends) and losses of the Company in the 2003 fiscal year.
2. Election of the members of the Board of Directors of the Company.
3. Election of the members of the Revisory Commission of the Company.
4. Approving the Auditor of the Company.
5. On changes and additions in the Charter of JSC "Rostovenergo".

**<u>On the first issue of the agenda</u>** - ***Approving the Annual Report, Annual Accounting Reporting, including the profits and loss statements of the Company, as well as the distribution of the profits (including payment of dividends) and losses of the Company in the 2003 fiscal year***

**Quorum and results of voting :**

| | |
|---|---|
| Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders | 3 122 033 022 |
| Number of votes in possession of persons – owners of **floatated stocks** , entitled to vote at the general meeting of stockholders . | **3 128 764 676** |
| Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders | **2 850 701 029** |
| **The quorum** on this issue **exists** (%) | **91,1127** |

The results of voting :

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 159 897 447** | **75,7672** |
| «Against » | 690 303 550 | 24,2152 |
| «Abstain » | 266 080 | 0,0093 |
| «Invalid» | 170 160 | |

As a result of voting it was decided :

*1. To confirm the Annual Report of the Company on the 2003 total, Accounting Reporting of Company on the 2003 total, profit and loss statement of the Company on the 2003 total.*
*2. To confirm the distribution of profits (the losses) of the Company for the 2003 fiscal year as follows:*

| | (thous. rub.) |
|---|---|
| Net profit (loss) of the period under review: | 495979 |
| Distribution:<br>Reserve fund | 24799 |
| Funds of the accumulation | 409549 |
| Dividends | 61631 |
| Redemptions of the losses in the previous years | - |

*3. Pay the dividends on the common stocks of the Company on the 2003 total in amount 0,0052 rub. to one common share of Company in money form in 60 days since the day the decision about the payment is made.*

*Pay the dividends on privileged shares Society on the 2003 total in amount 0,049 rub. to one privileged share of the Company in money form in 60 days since the day the decision about the payment is made.*

**<u>On the second issue</u>** of the agenda ***Election of the members of the Board of Directors of the Company*** the following candidates were proposed for election :

| # | NAME | Job title | Name of stockholder which proposed the candidate |
|---|---|---|---|
| 1. | Slobodin Mihail Yurievich | Director General of JSC "Complex Energy Systems" | Company Integrated Energy Systems Limited |
| 2. | Gluschenko Aleksey Dmitrievich | Deputy of Director General of JSC "Complex Energy Systems" | Company Integrated Energy Systems Limited |
| 3. | Smelov Eduard Yurievich | Managing Director of JSC "Complex Energy Systems" | Company Integrated Energy Systems Limited |
| 4. | Tuzhilin Aleksey Elievich | Deputy of Director General on corporative management of JSC "Complex Energy Systems" | Company Integrated Energy Systems Limited |
| 5. | Golubev Igori Mihaylovich | Deputy of Director General of JSC "Complex Energy Systems" | Company Integrated Energy Systems Limited |
| 6. | Nechitaylov Vladimir Yurievich | Deputy of Director General of JSC "Complex Energy Systems", Director of the Representation for Ekaterinburg of JSC "Complex Energy Systems" | Company Integrated Energy Systems Limited |
| 7. | Burnashev Dmitriy Aleksandrovich | Chief of the Department of the economy of the Holding and affiliated companies JSC RJSC "UES of Russia" (United Energetic Systems of Russia) | JSC RJSC "UES of Russia" |
| 8. | Vysokov Vasiliy Vasilievich | Chairman of the Board of Directors (the President) JSC CB "Centre-Invest" | JSC RJSC "UES of Russia" |
| 9. | Koledin Viktor Nikolaevich | Director of Rostovsky Enterprise of Main Electric Nets – the branch of JSC "Federal Holding Company - UES" | JSC RJSC "UES of Russia" |
| 10. | Kolesnikov Anton Sergeevich | Manager of the project of the Centre for realization the reforming project JSC RJSC "UES of Russia" | JSC RJSC "UES of Russia" |
| 11. | Kostenko Vladimir Ivanovich | Chief of the Department on operative management JSC RJSC "UES of Russia" | JSC RJSC "UES of Russia" |
| 12. | Kushnaryov Fedor Andreevich | Director General JSC "Rostovenergo" | JSC RJSC "UES of Russia" |
| 13. | Nazarov Sergey Makarovich | Deputy of the Head of Administration of Rostov region | JSC RJSC "UES of Russia" |

| | | | |
|---|---|---|---|
| 14. | Nikitin Danil Nikolaevich | First Deputy of the Chief of the Department corporative policy JSC RJSC "UES of Russia" | JSC RJSC "UES of Russia" |
| 15. | Panov Petr Aleksandrovich | First Deputy of the Chief of the Department - the Secretary of the Chairman of the Board JSC RJSC "UES of Russia" | JSC RJSC "UES of Russia" |
| 16. | Yaroshevich Vladislav Anatolievich | Adviser of the Fund " The Institute of Professional Directors" | JSC RJSC "UES of Russia" |

**Quorum and results of voting :**

| | |
|---|---|
| Number of votes for cumulative voting in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders | 31 220 330 220 |
| Number of votes for cumulative voting in possession of persons – owners of **floatated stocks** , entitled to vote at the general meeting of stockholders . | **31 287 646 760** |
| Number of votes for cumulative voting on this issue in possession of persons, which have participated in the general meeting of stockholders | **28 507 010 290** |
| **The quorum** on this issue **exists** (%) | **91,1127** |

Distribution of votes ("Valid") :

| № | Name | Number of votes | % (of total number of participants) |
|---|---|---|---|
| | **«For» :** | | |
| 1 | Slobodin Mihail Yurievich | 3 456 470 221 | 12,1250 |
| 2 | Gluschenko Aleksey Dmitrievich | 3 441 325 439 | 12,0719 |
| 3 | Kushnaryov Fedor Andreevich | 2 878 623 130 | 10,0979 |
| 4 | Vysokov Vasiliy Vasilievich | 2 718 851 774 | 9,5375 |
| 5 | Nazarov Sergey Makarovich | 2 699 219 912 | 9,4686 |
| 6 | Burnashev Dmitriy Aleksandrovich | 2 674 374 109 | 9,3815 |
| 7 | Kostenko Vladimir Ivanovich | 2 674 065 169 | 9,3804 |
| 8 | Nikitin Danil Nikolaevich | 2 673 024 307 | 9,3767 |
| 9 | Panov Petr Aleksandrovich | 2 672 762 176 | 9,3758 |
| 10 | Kolesnikov Anton Sergeevich | 2 539 435 887 | 8,9081 |
| 11 | Yaroshevich Vladislav Anatolievich | 56 290 542 | 0,1975 |
| 12 | Koledin Viktor Nikolaevich | 1 717 275 | 0,0060 |
| 13 | Smelov Eduard Yurievich | 1 454 235 | 0,0051 |
| 14 | Golubev Igor Mihaylovich | 921 384 | 0,0032 |
| 15 | Tuzhilin Aleksey Elievich | 697 924 | 0,0024 |
| 16 | Nechitaylov Vladimir Yurievich | 688 648 | 0,0024 |
| | «Against » all candidates | 0 | 0,0000 |
| | «Abstain » | 0 | 0,0000 |

«Invalid» – 6 144 480.

As a result of voting it was decided to elect the following members of the Directors' Board :

Slobodin Mihail Yurievich
Gluschenko Aleksey Dmitrievich
Kushnaryov Fedor Andreevich
Vysokov Vasiliy Vasilievich
Nazarov Sergey Makarovich
Burnashev Dmitriy Aleksandrovich
Kostenko Vladimir Ivanovich
Nikitin Danil Nikolaevich
Panov Petr Aleksandrovich
Kolesnikov Anton Sergeevich

**On the third issue** of the agenda ***Election of the members of the Revisory Commission of the Company*** :

**Quorum and results of voting :**

| | |
|---|---|
| Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders | 3 122 033 022 |
| Number of votes in possession of persons – owners of **floatated stocks**, entitled to vote at the general meeting of stockholders . | **3 128 764 676** |
| Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders | **2 850 701 029** |
| **The quorum** on this issue **exists** (%) | **91,1127** |

Results of voting :

| № | NAME | TO | | AGAINST | ABSTAINED | INVALID |
|---|---|---|---|---|---|---|
| | | number | % | number | number | number |
| 1 | Smolnikov Alexander Sergeevich | 2660294418 | 93.3207 | 177604920 | 1473408 | 10041275 |
| 2 | Sidorov Sergey Borisovich | 2149300810 | 75.3955 | 424296 | 695435500 | 4253415 |
| 3 | Dronov Sergey Viktorovich | 2094565674 | 73.4755 | 60639891 | 689962764 | 4245692 |
| 4 | Block Andrey Yurievich | 2089706718 | 73.3050 | 60883615 | 694626854 | 4196834 |
| 5 | Knestyapina Julia Borisovna | 2087946701 | 73.2433 | 61128267 | 695929172 | 4409881 |
| 6 | Bochka Irina Sergeevna | 122953373 | 4.3131 | 60934323 | 696168188 | 1969358137 |
| 7 | Konstantinov Konstantin Aleksandrovich | 10136076 | 0.3556 | 177656652 | 689181174 | 1972440119 |
| 8 | Leontiev Andrey Georgievich | 8278501 | 0.2904 | 177456156 | 689326264 | 1974353100 |
| 9 | Zaporozhan Kirill Borisovich | 7847673 | 0.2753 | 177926776 | 689490558 | 1974149014 |
| 10 | Ismailov Shamil Umyarovich | 2442162 | 0.0857 | 61380415 | 694880808 | 2090710636 |

As a result of voting it was decided to elect the following members of the Revisory Commission:

1. Smolnikov Alexander Sergeevich
2. Sidorov Sergey Borisovich
3. DronovSergey Viktorovich
4. Block Andrey Yurievich
5. Knestyapina Julia Borisovna

**On the fourth issue** of the agenda *Approving the Auditor of Company*

**Quorum and results of voting :**

| | |
|---|---|
| Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders | 122 033 022 |
| Number of votes in possession of persons – owners of **floatated stocks**, entitled to vote at the general meeting of stockholders | **3 128 764 676** |
| Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders **участие** в собрании | **2 850 701 029** |
| **The quorum** on this issue **exists** (%) | **91.1127** |

The results of voting :

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 848 996 633** | **99.9402** |
| «Against » | 202 064 | 0.0071 |
| «Abstain » | 1 027 752 | 0.0361 |
| «Invalid» | 324 728 | |

As a result of voting it was decided :

***Confirm the Auditor of Company: "Top-Audit", Ltd., Moscow, license #E 004827 given on 01.08.2003***

**On the fifth issue** of the agenda ***On changes and additions in the Charter of JSC "Rostovenergo".***

**Quorum and results of voting :**

| | |
|---|---|
| Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders | 3 122 033 022 |
| Number of votes in possession of persons – owners of **floatated stocks**, entitled to vote at the general meeting of stockholders | **3 128 764 676** |
| Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders **участие** в собрании | **2 850 701 029** |
| **The quorum** on this issue **exists** (%) | **91.1127** |

1. ***To introduce into the Charter the changes and additions offered by the Shareholder of the Company***

The results of voting :

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **763 752 012** | **26.7917** |
| «Against » | 2 085 309 681 | 73.1508 |
| «Abstain » | 1 188 972 | 0.0417 |
| «Invalid» | 372 972 | |

As a result of voting it was decided not to introduce into the Charter the changes and additions offered by the Shareholder of the Company:

**add paragraph 3 to article 7 on p.7.1 sayng:**
"Dividends are paid in money form".

**point 7.7. to state in the following editing:**
"7.7. The Dividends are paid from net profits of Company. The Dividends on privileged shares of the type "A" can be paid to from the fund of Company intended specially for this. The Decision on making this fund and distributed bankrolls to it can be taken by the Annual general meeting while during the discussion of the distribution of profits of the Company
depending on the results of the fiscal year."

**point 7.9. to state in the following editing:**
"7.9. The time and the order of payment of dividends are defined by the decision of the General meeting of Company, herewith the period of the payment of dividends must be done within 60 (sixty) days since the day of the approval of the decision on the payment by the General meeting of the Company the list of people eligible for the dividends, is issued on the day when the list of the participants of the General meeting of the shareholders is issued, where the decision on payment those dividends is taken."

**to add subpoint 13.2) to subpoint 13.1) of p. 10.2. sayng:**
"- making the decision on the time and the order of the payment dividends based on the results of the first-quarter, half-years, nine months of the fiscal year and (or) the results of the fiscal year;"

**to state subpoint 21) of p. 10.2. as follows:**
21) Buying the shares placed by the Company in cases listed in the Federal Law "About join-stock companies;"

**subpoint 21) p. 10.2. article 10 of the Charter in the acting editing to consider accordingly subpoint 22) p. 10.2. article 10 of the Charter**

**to add the subpoint to paragraph 1 point 10.5.stating:**
"- Buying the shares placed by the Company in cases, listed in the Federal Law "About join-stock companies;"

**point 10.6. to add up with the reference to subpoints 21) of the p. 10.2.**

**from subpoint 10) p. 15.1. to exclude word "shares"**
**subpoint 30 p. 15.1. to state in following editing:**

"30) preliminary co-ordination of the general structure of the executive body of Company, as well as introducing changes and additions;"

**subpoint 39 p. 15.1 state in the following editing:**
"39) preliminary approval decisions on completion of the deals of Company:
a) the deal, whose subject is non-circulating asset of Company in amount from 10 to 25 percents of the balance cost of this asset of Company on the last accounting date", hereinafter.

**add up p. 15.1 with subpoint. 44 saying:**
"44) determination conditions and programs of the restructuring of the indebtedness before the Company (including completion of the deals of cession, indemnity, novations, conclusions of the amicable agreement, refusal of suit) if
amount of the indebtedness exceeds 10 percents of the balance cost circulating asset Company on the last accounting date;"

**to add up p. 15.1 subpoint 45 with the following contents:**
"45) Expression consents on joining by Director General and Members of the Board of the Company the job titles in management bodies at other organizations, as well as other paid job titles in the other organization."

**subpoint 44 p. 15.1 article 15 of the Charter of the acting editings to consider accordingly subpoint 46 p. 15.1 article 15 of the Charters.**

**point 18.5. to state in the following editing:**
"18.5. The written opinion on questions of agenda, presented by the member of the Board of Directors of Company, who was absent from the meeting of the Board of Directors of Company, subjects to the account at the determination
of the quorum and the result of the voting on questions of agenda."

**point 18.7. to state in the following editing:**
"18.7. With the exclusion of circumstances, provided by Federal Laws of the Russian Federation and the present Charter, the decisions on the meeting of the Board of Directors of Company are taken with the members majority, taking part in meeting, with provision for presented written opinions on questions of agenda of those being absent at the meeting of the Board of Directors of Company."

**paragraph 2 p. 18.8 to add up with two subpoint of the following contents:**
"- The election of Director General of Company and prior to cessation of his authority;
- Election of the Members of the Board of Company, prior to cessation of their authority and determination of paid remuneration and compensation to them;"

**to add up paragraph 1 p. 18.11. with the statement of the following contents:**
"At determination of the quorum presented written opinions on questions of agenda of those members being absent on the meeting of the Directors of Company are taken into account"

**point 19.6 state in the following editing:**
"19.6. Labor contract with Director General of the Company, with Members of the Board of Company is singed on behalf of Company by the Chairman of the Board of Directors of Company or person, accredited by the Board of Directors of Company."

**point 19.7 state in the following editing:**

"19.7. The terms of the labor contract with Director General, the Members of the Board of Company, including those about the term of office and amount of the paid remuneration, are defined by the Board of Directors of Company."

**paragraph 10 p. 20.2. to state in the following editing:**
"- decision making about conclusion of agreements which subject is the property, functioning and facilities, whose cost is from 1 to 25 percent of the balance cost of asset of Company, defined on the last accounting date (with the exclusion provided in subpoint 39 point 15.1 article 15 of the present Charter);"

**point 20.3 state in the following editing:**
"20.3. The members of the Board of Company are to be elected by the Board of Directors of the Company by majority in three fourth voices of the members of the Board of Directors of Company from their gross amount in amount 10 (ten)
of the person on the offer of Director General, Member (the Members) of the Board of Directors of Company. The Board of Directors of Company has the right to elect in the Board the candidacy, offered both by Director General of Company
and the Member (the Members) of the Board of Directors of Company."

**paragraph 7 p. 21.3. to state in the following editing:**
"- confirms the general structure of the executive device of the Company, changes and additions to it after preliminary co-ordination with Board of Directors of the Company;"

**paragraph 1 p. 21.4. to state in the following editing:**
"21.4. Director General of Company is elected by the Board of Directors of Company by majority in three fourth voices of the members of the Board of Directors of Company from their gross amount."

***2. To introduce into the Charter the changes and additions offered by the Board of Directors of the Company:***

*The results of voting on changes and additions to article 5 :*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 152 506 192** | **75.5080** |
| «Against » | 695 069 918 | 24.3824 |
| «Abstain » | 2 474 185 | 0.0868 |
| «Invalid» | 521 818 | |

As a result of voting it was decided :

**To add up Article 5 with the point 5.8. with the following contents:**
"When contributing by shareholder of the Company 30 and more percentage of the placed common stocks of the Company in payment for the authorized capital of the other economic company, specified economic company is freed from the duty, specified in point 2 article 80 the Federal Law "About join-stock companies".

*The results of voting on changes and additions to article 15 subpoint 21 point 15.1.:*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|

| | | |
|---|---|---|
| « For » | **2 152 808 761** | **75.5186** |
| «Against » | 695 695 250 | 24.4044 |
| «Abstain » | 1 675 502 | 0.0588 |
| «Invalid» | | 444 124 |

As a result of voting it was decided :

**The article 15 subpoint 21 point 15.1. to state in the following editing:**
"21) About the participation of Company in other organizations (including co-ordination constituent documents), hanging the market share (the amount of the shares, amount step, shares), burdening the shares (the share) and cessation of the participation of Company in other organizations, with provision for the following:
- Decision making about completion by Company one or several interconnected deals on estranging, transfer in guarantee or other burdening the shares and shares of ADC (affiliated dependent companies), which have no concern to production, transfer, supervising, distribution and marketing electric and heat energy, if and when market value of the shares or share, being subject of the deal, determined in accordance with conclusion independent appraiser, exceeds 30 mln. rubles, as well as in other events (the amounts), defined by separate decisions Board of Directors of Company";

*The results of voting on changes and additions to article 15 subpoint 29 point 15.1.:*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 152 410 135** | **75.5046** |
| «Against » | 695 620 358 | 24.4017 |
| «Abstain » | 2 122 214 | 0.0744 |
| «Invalid» | | 421 862 |

As a result of voting it was decided :

**Article 15 subpoint 29 point 15.1. to state in the following editing:**
"29) Preliminary approval decisions on completion by Company the deals concern to gratuitous transfer of the property of Company or rights of property (the requirements) to itself or to the outside party; the deals concern to waiver of property duty before itself or before the outside parties; the deals, concern to free rendering by the Company the services (the work execution) to outside parties, in events (the amounts), defined by separate decisions of the Board of Directors of Company, and decision making about completion these deals by the Company when above events (the amounts) are not determined";

*The results of voting on changes and additions to article 15 subpoint 30 point 15.1.:*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 152 203 415** | **75.4973** |
| «Against » | 690 197 842 | 24.2115 |
| «Abstain » | 7 675 390 | 0.2692 |
| «Invalid» | | 456 210 |

As a result of voting it was decided :
**In article 15 subpoint 30 point 15.1 to exclude.**

*The results of voting on changes and additions to article 15 subpoint 31 point 15.1.:*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 152 187 151** | **75.4968** |
| «Against » | 690 124 234 | 24.2089 |
| «Abstain » | 7 735 818 | 0.2714 |
| «Invalid» | | 512 642 |

As a result of voting it was decided :

**<u>In article 15 subpoint 31 point 15.1 to exclude</u>**

*The results of voting on changes and additions to article 15 par. m) subpoint 37 point 15.1.*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 845 655 913** | **99.8230** |
| «Against » | 2 135 200 | 0.0749 |
| «Abstain » | 2 231 554 | 0.0783 |
| «Invalid» | | 446 398 |

As a result of voting it was decided :

**<u>Article 15 par. m) subpoint 37 point 15.1. to state in the following editing:</u>**

"m) about determination of the order of payment of the remuneration for the members of the Board of Directors and Revisory Commission of ADC (affiliated dependent companies)";

*The results of voting on changes and additions to article 15 subpoint **40** point 15.1.:*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 840 380 641** | **99.6380** |
| «Against » | 2 005 164 | 0.0703 |
| «Abstain » | 7 727 642 | 0.2711 |
| «Invalid» | | 466 026 |

As a result of voting it was decided :

**<u>In article 15 subpoint 40 point 15.1 to exclude</u>**

*The results of voting on changes and additions to article 15 subpoint **41** point 15.1.*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 846 522 595** | **99.8534** |
| «Against » | 2 112 180 | 0.0741 |
| «Abstain » | 1 321 650 | 0.0464 |
| «Invalid» | | 556 804 |

As a result of voting it was decided :

**<u>In article 15 subpoint 41 point 15.1. state in the following editing:</u>**

"41) Moving the candidacies of Company for election on the job title of the individual executive body, in other management bodies, bodies of the supervision, as well as candidacies of the auditor organization, in which Company participates, realizing production, transmission, dispatching, distribution and marketing electric and heat energy, as well as repair and service types of activities";

*The results of voting on changes and additions to article 15 subpoint **43** point 15.1.*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 847 335 029** | **99.8819** |
| «Against » | 1 408 528 | 0.0494 |
| «Abstain » | 1 399 332 | 0.0491 |
| «Invalid» | 456 212 | |

As a result of voting it was decided :

**<u>In article 15 subpoint 43 point 15.1. state in the following editing:</u>**
"43) approving the candidacy of the independent appraiser (the appraisers) for determination of the cost of the shares, property and other assets of Company in circumstances, provided by the Federal Law "About join-stock companies", the
present Charter, as well as separate decisions of the Board of Directors of Company";

*The results of voting on changes and additions to article 15 subpoint **45** point 15.1.*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 846 992 927** | **99.8699** |
| «Against » | 2 002 712 | 0.0703 |
| «Abstain » | 1 171 786 | 0.0411 |
| «Invalid» | 456 212 | |

As a result of voting it was decided :

**<u>In the article 15 to add up p.15.1 with subpoint 45 of the following contents:</u>**
"45) The preliminary approval collective agreement, agreements, concluded by Society within the framework of regulation of social-labor relations";

*The results of voting on changes and additions to article 15 subpoint **46** point 15.1.*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 847 591 697** | **99.8909** |
| «Against » | 1 388 804 | 0.0487 |
| «Abstain » | 1 002 660 | 0.0352 |
| «Invalid» | 490 812 | |

As a result of voting it was decided :
**<u>In the article 15 to add up p.15.1 with subpoint 46 of the following contents:</u>**
"46) Approving the candidacy of the financial consultant, whose attraction is required in accordance with the Federal Law "About bond market".

*The results of voting on changes and additions to article 18*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 846 870 317** | **99.8656** |
| «Against » | 2 098 880 | 0.0736 |
| «Abstain » | 1 102 360 | 0.0387 |
| «Invalid» | 397 508 | |

As a result of voting it was decided :

**To add up the Charter with the article 18.1. of the following contents:**
"Article 18.1. The Committees of Board of Directors of Company.
18.1.1. The Committees of the Board of Directors are formed on decision of the Board of Directors.
18.1.2. The Committees of the Board of Directors are formed for working out the questions, falling into sphere of the competencies Board of Directors or those which are under study of the Board of Directors in order of the supervision
of the activity of the executive body of Company and for developing those necessary recommendations for the Board of Directors and executive body of Company.
18.1.3. The regulations of the activity, the order of forming, the competency and the term of office of Committees of the Board of Directors are defined by separate decisions of the Board of Directors".

*The results of voting on changes and additions to article 25*

| Versions of voting | Number of votes | % (of total number of participants) |
|---|---|---|
| « For » | **2 848 814 538** | **99.9338** |
| «Against » | 126 992 | 0.0045 |
| «Abstain » | 1 294 411 | 0.0454 |
| «Invalid» | 348 440 | |

As a result of voting it was decided :

**In article 25 point 25.8. to state in the following editing:**
25.8. If and when the decision on one or several questions of agenda of the general meeting of the created company is not accepted, the iterating general meeting of shareholders of this company is conducted not later than in 40 days following the general meeting of the created company, on which the decision on one or several questions were not accepted. Herewith in agenda of the general meeting of created company only that questions are included, decisions on which were not accepted on the general meeting of this company. When undertaking of such iterating general meeting the list of persons eligible on participation in general shareholders meetings of the created society, are defined in accordance with the list of the persons, having right on participation in general meetings of shareholders of that created company, on which the decision on some questions of agenda were not accepted.

**The Chairman of the Meeting** **D.M. Burnashev**

**The Secretary of the Meeting** **B.K. Shkodenko**

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая, 49
Коммутатор 40-20-05, 99-98-87
Факс 40-55-08, 38-53-66, 38-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Р/сч 40702810600000002285
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024
28.05.04 N 18-114/1/8

RECEIVED
2004 JUL 20 A 10:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**TO** : Ludmila Leliavskaia
ADR Division
The Bank of New York
New York, USA

**FROM: JSC " Rostovenergo "**
Rostov - on - Don, Russia

**Exemption No. : 82 - 4839**

Dear Mrs. Leliavskaia ,

In connection with Rostovenergo' s exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find **Ballot for voting at the extraordinary general meeting of stockholders of JSC "Rostovenergo", Announcement about conducting of the extraordinary General meeting of stockholders of JSC "Rostovenergo" , Notification about availability of right to demand redemption of stocks by the Company, Model form "Demand of shareholder about redemption of stocks belonging to him".**

**Please , issue the voting trust certificate to Director General of JSC "Rostovenergo" F.A. Kushnarev ( address : fl. 58, 6/1 Yuphimtseva street, Rostov-on-Don, Russia, passport N 60 03 794011, issued 18.02.03 by DDA of Oktyabrsky district, Rostov-on-Don) for voting on the agenda of the meeting both with common and preference shares, converted in ADR. The voting trust certificate must be received by JSC "Rostovenergo" not later than June 25, 2004.**

Sincerely,

F. A. Kushnarev
Director General

Sergeev V.M.
Tel. +(8632) 38 51 58

Registration number : _______________

*Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification"*
*(JSC " Rostovenergo ")*
*Location : 49, Bolshaya Sadovaya Str. 344007 Rostov-on-Don*

**BALLOT**

for voting at the extraordinary general meeting of stockholders of JSC "Rostovenergo"

The form - ***absentee voting***
Expiry date of ballots reception : ***June 30, 2004***
Mailing address for sending the completed ballots :
***JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia***

Name, first name, patronymic / business name / of stockholder : ________________________________
Number of stocks owned by stockholder : ________________________________

**ITEM:**

***About reorganization of JSC "Rostovenergo" in the form of detachment , about procedure and terms of detachment, about establishment of new companies, about allocation of shares of the established companies and the procedure of such allocation, about approval of separating balance.***

**RESOLUTION:**

**1.1.** To reorganize JSC "Rostovenergo" in the form of detachment of :
- JSC "Rostov Generating Company",
- JSC "Management Company Rostovenergo",
- JSC "Energy Sale Rostovenergo",
- JSC "Main Transmission Line Company Rostovenergo".

**1.2.** To determine the following procedure of detachment :

**1.2.1.** Allocation of shares of established Companies is carried out by means of distribution of shares of every established Company among shareholders of the Company by way and on terms, determined in p. 1.4. of this resolution.

**1.2.2.** Part of property, rights and obligations of the Company proceed to detached Companies in correspondence with separating balance.

**1.2.3.** Procedure of preparation and conducting of general meetings of stockholders of established Companies , as well as procedure of voting on items of agenda of these meetings , is determined by this resolution (p. 1.3.) and by the Charter of JSC "Rostovenergo".

**1.2.4.** During 3 days after the date of decision making about reorganization of the Company in form of detachment by the General meeting of stockholders the General Director of the Company must notify the taxation agency about this resolution.

**1.2.5.** Not later than 30 days after the date of decision making about reorganization in form of detachment the General Director informs the creditors of the Company about this resolution with registered letter, and publishes the information about reorganization of the Company in print organs , meant for publication of information about state registration of juridical persons.

**1.2.6.** During 30 days after publishing of the announcement about resolution or during 30 days after the date of notification sending creditors of the Company have the right to demand in written form cessation or anticipatory execution of corresponding obligations of the Company and payment of damages. Based on demands received from creditors, the Company draws up the register of creditors' claims satisfied and liable to satisfaction.

**1.2.7.** Director General informs employees of JSC "Rostovenergo" about decision making about reorganization of JSC "Rostovenergo" and fulfills the complex of necessary actions in legalization of labor relations in correspondence with the Labor Code of RF.

**1.2.8.** In correspondence with p.1 of article 75 of Federal Law «About Joint Stock Companies" the shareholders of the Company which voted against resolution about reorganization or which did not take part in voting on this question, have he right to demand redemption of all or part of their stocks by way , determined by Directors' Board of the Company in announcement about extraordinary general meeting of stockholders of the Company in correspondence with demands of legislation of RF.

Redemption of stocks is carried out at the price determined by the Directors' Board of the Company in correspondence with p.3 of article 75 of Federal Law «About Joint Stock Companies" .

Bought out stocks must be paid off under repurchase and stocks of established Companies are not distributed to them.

**1.2.9.** The report about results of Company's stocks redemption must be approved by the Directors' Board of the Company not later then 5 working days after the termination date of stocks redemption.

As a result of paying off of redeemed stocks the authorized capital stock of JSC "Rostovenergo" must be decreased by the sum of nominal value of paid off shares.

**1.3.** To establish the following juridical persons:

- Company Company " Rostov Generating Company"
- Company Company " Management Company Rostovenergo"
- Company Company "Energy Sale Rostovenergo"
- Company Company "Main Transmission Line Company Rostovenergo"

**1.3.1.** To determine that quantitative membership of Directors' Board and Inspection Commission of each established Company is equal to quantitative membership of Directors' Board (10 persons) and Inspection Commission (5 persons) of JSC "Rostovenergo" at a point in time of decision making about reorganization of the Company.

**1.3.2.** To determine that shareholders (shareholder) of JSC "Rostovenergo" , possessing in aggregate 2 and more percents of ordinary shares of JSC "Rostovenergo", have the right to send to the Company proposals about candidates for election to Directors' Board of each of established Company ( not more than 10 candidates for each established Company) , members of Inspection Commission of each of established Company ( not more than 5 candidates for each established Company) and candidates for the posts of General Directors of established Companies (not more than 1 candidate for each established Company). Such proposals must be received by the Company not later than ***September 15, 2004.***

Only candidates, proposals about which are processed in prescribed manner and received on term from shareholders ,possessing in aggregate not less than 2 percent of Rostovenergo's common shares at this moment, can be inscribed into ballot papers .

These proposals are made in written form with indication of name (patronymic) of shareholder , which introduced them, and quantity of common shares in possession of this shareholder . Proposals must be underwritten by shareholder (shareholders).

*Proposal about nomination must contain :*

- Name of established Company, to bodies of which candidates are nominated ;
- Name, first name and main place of employment of each nominated candidate,
- Name of body to which he is nominated.

Directors' Board of the Company must examine all received proposals and make decision about insertion of proposed candidates into the list of persons elected into bodies of established Company or about rejection to insert these candidates into the list of persons elected into bodies of established Company not later than ***September 20, 2004.***

Nominated candidates must be included into ballot papers for election into correspondent bodies of the established Companies ,except for the following cases :

- proposal does not correspond to demands determined in this point;
- proposal of shareholder ( shareholders) is received by the Company after September 15, 2004;
- shareholder ( shareholders) in aggregate doesn't possess the necessary quantity of shares of JSC "Rostovenergo".

Motivated decision about rejection to insert proposed candidates into the list of persons ,elected into bodies of established Companies , must be sent to shareholder ( shareholders) , which nominated the candidates , not later than ***September 23, 2004.***

**1.3.3.** Functions of counting board at the general meetings of shareholders of established Companies are fulfilled by the register holder of the Company – JSC " Central Moscow Depositary".

**1.3.4.** To determine that under voting at the general meetings of shareholders of established Companies on items of approval of Charters of established Companies, election of members of Inspection Commissions and Directors General each common share of the established Company , which is subject to floatation, gives to shareholder of the established Company – owner of common shares only one vote.

Solution about approval of Charter of established Company must be made by general meeting of shareholders by majority three fourth of votes of the established Company's shareholders- owners of common shares, which take part in general meeting of shareholders of established Company.

Solution about election of General Director and members of Inspection Commission must be made by general meeting of shareholders by majority of votes of the established Company's shareholders - owners of common shares, which take part in general meeting of shareholders of established Company.

**1.3.5.** To determine that election of Directors' Board members of established Companies is fulfilled by cumulative voting. At cumulative voting, number of votes, belonging to one shareholder of the established Company, owner of common shares, is multiplied to number of persons to be elected into the Company's Board of Directors in correspondence with p.1.3.1 of this resolution, the shareholder of the established Company, owner of common shares, has the right to give all received by this procedure votes for one candidate or distribute between two or more candidates.

10 candidates with the maximal number of votes received are considered as elected into the Company's Board of Directors.

**1.3.6.** The General meetings of the shareholders of established Companies are qualified (has a quorum), when shareholders of established Companies possessing in aggregate more than half votes of placed voting shares of corresponding Company, take part in the meeting.

Shareholders are acknowledged as participated in the General meeting of the shareholders of established Company, if they are registered for participation, or their voting papers are received not later than two days prior to the date of the General meeting of shareholders of established Company.

**1.3.7.** Under decision of questions , connected with conducting of general meetings of shareholders of established Companies , not adjusted by this resolution , standard and legislative acts of Russian Federation, regulating correspondent relations (by analogy ), are used.

**1.4.** To determine the following procedure of established Companies' shares distribution :

**1.4.1.** Shares of established Companies are distributed among shareholders of JSC "Rostovenergo", including shareholders which voted against or didn't taken part in voting on question about reorganization of the Company, pro rata to quantity of the Company's shares in their possession.

Per one share of JSC "Rostovenergo" of each category (type) shares of corresponding categories (types) of each established Company are distributed in quantity, determined in p.1.4.2 and 1.4.3. of this resolution ( except for the case determined in p.1.4.8. of this resolution) .

**1.4.2.** To determine the following coefficient of distribution of common shares of each established Company, as well as amount of their nominal values :

per one common share of JSC "Rostovenergo" must be distributed simultaneously :
1 (one) common share of JSC "Rostov Generating Company" with nominal value 1,23 rubles,
1 (one) common share of JSC " Management Company Rostovenergo" with nominal value 0,00004 rubles,
1 (one) common share of JSC "Energy Sale Rostovenergo" with nominal value 0,02 rubles,
1 (one) common share of JSC "Main Transmission Line Company Rostovenergo" with nominal value 0,15 rubles,

**1.4.3.** To determine the following coefficient of distribution of preference shares of each established Company, as well as amount of their nominal values :

per one preference share of JSC "Rostovenergo" must be distributed simultaneously :
1 (one) preference share of JSC "Rostov Generating Company" with nominal value 1,23 rubles,
1 (one) preference share of JSC " Management Company Rostovenergo" with nominal value 0,00004 rubles,
1 (one) preference share of JSC "Energy Sale Rostovenergo" with nominal value 0,02 rubles,
1 (one) preference share of JSC "Main Transmission Line Company Rostovenergo" with nominal value 0,15 rubles,

**1.4.4.** The total quantity of distributable shares of each established Company is equal to total quantity of shares of JSC "Rostovenergo" ( minus shares, which are in possession or at the disposal of JSC "Rostovenergo"), residuary after redemption of stock on demand of shareholders, which voted against solution about reorganization or which didn't take part in voting on this question.

**1.4.5.** The quantity of shares of each established Company of definite category (type), which are due to every shareholder of JSC "Rostovenergo", is equal to quantity of shares of JSC "Rostovenergo" of correspondent category (type) owned by him, ( except for the case determined in p. 1.4.8. of this resolution) .

**1.4.6.** The amount of authorized capital stock of each established Company is determined by means of multiplication of total quantity of distributable shares of corresponding Company by the nominal value of one share.

**1.4.7.** Authorized capital stocks of established Companies are formed at the expense of additional capital and undistributed profit of JSC "Rostovenergo".

**1.4.8.** If as a result of accounting, fulfilled in correspondence with pp. 1.4.1. and 1.4.3. of this resolution, it turns out that the sum of nominal values of preference shares distributable among shareholders – owners of preference shares of the Company, amounts more than 25% of the size of authorized capital stocks of established Company, it is necessary to distribute among shareholders – owners of preference shares of the Company (which voted for solution about reorganization) common shares of established Companies in addition to preference shares .

In this case the quantity of distributable to every shareholder preference shares of the established Company, accounted in correspondence with pp. 1.4.1. and 1.4.3. of this resolution, is liable to reduction for each shareholder – owner of preference shares of the Company (which have voted for resolution about reorganization) by means of multiplication by the reduction factor. It is necessary to distribute among mentioned shareholders the whole number of preference shares , obtained as a result of such multiplication.

The mentioned reduction factor is accounted with formula :

$$\text{Reduction factor} = \frac{Z}{Y}$$

where:

Z – the whole number of preference shares of established Company , the sum of nominal values of which amounts 25% of the size of authorized capital stock of established Company minus the total quantity of preference shares of established Company, distributable among shareholders of the Company, which have voted against resolution about reorganization or have not voted on this question ;

Y – the total quantity of preference shares of established Company , obtained accounting to pp 1.4.1. and 1.4.3. of this resolution minus the total quantity of preference shares of established Company , distributable among

shareholders of the Company , which have voted against resolution about reorganization or have not voted *on this* question ;

The common shares of established Companies must be distributed to each shareholder – owner of preference shares of the Company (which has voted for the resolution about reorganization) in quantity, determined as difference between the quantity of preference shares of established Companies, distributable to such shareholders in accordance with p.1.4.5. of this resolution , and quantity of preference shares of established Companies , distributable to them in accordance with rules of this point.

Shareholders – owners of preference shares of the Company , which have voted against resolution about reorganization or have not voted on this question , in accordance with paragraph 3 point 3 article 19 of Federal Law "About Joint Stock Companies" must obtain only preference shares of established Companies in quantity, accounted according to rules of points 1.4.1. and 1.4.3. of this resolution.

**1.4.9.** Ordinary shares of established Companies grant to owners the following rights:

1) to take part in the General meeting of shareholders, personally or by representatives, with vote on all issues covered by its competence;

2) to make a proposal for agenda of the General meeting in accordance with procedure established by legislation of the Russian Federation in force and the Charter of the Company ;

3) to obtain information about Company's activity and to inspect Company's documents, in accordance with the Federal Law " About Joint Stock Companies" , art.91, other statutory legal acts and the Charter of the Company ;

4) to draw dividends, declared by the Company;

5) to purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of shares of this category (type) in their possession;

6) to receive part of the Company's property in the event of liquidation;

7) to exercise other rights envisaged by legislation of the Russian Federation in force and the Charter of the Company.

**1.4.10.** Preference shares of type A of established Companies grant to its owner the following rights :

1) to draw dividends, declared by the Company;

Total sum to be paid as dividends for every preference share of type A is equal to 10 (ten) percent of Company's net profit at the end of fiscal year, divided by number of shares, which constitute 25 (twenty five) percent of the Company's charter capital.

At this, when sum of dividends for every ordinary share paid by the Company in certain year exceeds the sum to be paid as dividends for every preference share of type A, amount of dividends for the latter should be increased up to the dividends value for ordinary share.

2) to take part in the General meeting of shareholders with vote for issues concerning Company reorganization or liquidation;

3) to take part in the General meeting of shareholders with vote for issues concerning changes or amend to the Charter that restrict rights of the shareholders, possessing preference Company's shares of type A.

4) to purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of the preference shares of type A in their possession;

5) to take part in the General meeting of shareholders with vote for all issues within its competence, starting from the meeting next to annual meeting of shareholders, that, regardless of reasons, didn't make a decision to pay dividends, or made a decision to pay dividends for preference shares of type A partially.

The right of the shareholders, possessing preference shares of type A, to take part in the General meeting of Company's shareholders is terminated from the moment of first dividends payment in full for mentioned shares.

6) to receive part of the Company's property in the event of liquidation( according to conditions determined in p.2.4.11.of this resolution.;

7) to exercise other rights envisaged by legislation of the Russian Federation.

**1.4.11.** In the event of the Company's liquidation, the property of the Company remaining after settlement of accounts with creditors, is distributed by the liquidation commission among the shareholders according to the following order:

- first, payments for the shares that should be redeemed according to the Federal Law "About Joint Stock Companies", art.75;
- second, payments of accrued but not paid dividends for preference shares of type A, as well as nominal (liquidation) value of the preference shares of type A, that are owned by the shareholders;
- third, Company's property distribution among the shareholders, possessing ordinary and preference shares of type A.

When Company's property can't cover payments of accrued but not paid dividends and liquidation value, determined by the Charter, to all shareholders, possessing preference shares of type A, the property is distributed among the shareholders, possessing preference shares of type A, in the amount proportional to the amount of the preference shares of same type in their possession.

**1.4.12.** Company's shares, ownership for which passed on to other owners after making decision about Company's reorganization and till the moment of state registration of companies , grants to its owner the same measure of rights as to shareholders which have voted for resolution about Company reorganization..

**1.4.13.** Shares of established Companies are considered to be floated (distributed) *among shareholders of JSC* "Rostovenergo" at the moment of state registration of Companies, established as a result of reorganization , on basis of register of JSC "Rostovenergo" for the correspondent date.

**1.5.** To approve separating balance

| FOR | AGAINST | ABSTAINED |
|---|---|---|
| | | |

**CROSS OUT ALL THE ANSWERS EXCEPT THE ANSWER CORRESPONDING TO YOUR DECISION**

***Attention! If the voting is carried out in accordance with the instructions of the persons, who bought the shares after the list of people eligible for participation in the general meeting was issued – May 11, 2004** (further – Date of listing) **, or in accordance with the instructions of the owners of the deposit securities,** the Ballot Paper must be filled as follows:

- if in the Ballot Paper more than one variant of the voting are not crossed out, in the field for entering the number of voices given for each variant of the voting, the number of voices, given for the corresponding variant of the voting must be specified, and the mark must be made that the voting was carried out in accordance with the instructions of the Shareholders who bought shares after the list of people eligible for participation in the general meeting was issued, and (or) in accordance with the instructions of the owners of the deposit securities;
- the Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made, in the field for entering the number of voices opposite the chosen variant of the voting, the number of voices given for this variant of the voting must be indicated, and the mark should be made about the warrant, issued based on shares, sent after the list of people eligible for participation in the general meeting was made;
- if after the date of the issuing of the list of the persons eligible for participation in the general meeting, not all the shares are sent, in the field for entering the number of voices opposite the chosen variant of the voting the Voter must indicate the number of voices given for the chosen variant of the voting and mark that these shares were sent after the list of people eligible for participation in the general meeting was issued.
- if instructions from the shareholders are received concerning the shares sent after the list of people eligible for participation in the general meeting was issued and the instructions comply with the rules set for the voting, these voices are added up.

**BALLOT PAPERS WHERE MORE THAN ONE VARIANT OF THE ANSWER IS NOT CROSSED OUT ARE CONSIDERED VOID.**

(Except when the voting is carried out in accordance with the instructions of people, who bought the shares after the list of people eligible for participation in the general meeting was issued, or in accordance with the instructions the owner of the deposit securities).

***BALLOT PAPERS THAT ARE NOT SIGNED BY THE SHAREHOLDERS ARE CONSIDERED VOID!***

**The signature of the Shareholder or Fiduciary** [1] ________________(________________________________)
(the signature) (surname, name, patronymic name)

**by the warrant, issued** ____ ________________year ________________________________________
**(indicate who issued the warrant)**

[1] The representative of the shareholder, who have signed the Ballot Paper, must attach the warrant or its copy notarially certified

**Enclosure to item N 4**

**Open Joint Stock Company of Electric Power and Electrification**
**" Rostovenergo "**
**Location : 49, Bolshaya Sadovaya Str, 344007 Rostov-on-Don**

**Announcement about conducting of the extraordinary General meeting of stockholders of JSC "Rostovenergo"**

**Dear stockholder!**

*JSC "Rostovenergo" announces about conducting of the extraordinary General meeting of stockholders of JSC "Rostovenergo" in form of absentee voting with the following agenda :*

**1. About reorganization of JSC "Rostovenergo" in the form of detachment , about procedure and terms of detachment, about establishment of new companies, about allocation of shares of the established companies and the procedure of such allocation, about approval of separating balance.**

The completed ballots for voting must be sent to the following address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia not later than **June 30, 2004**.

You can familiarize yourself with the information for the extraordinary General meeting of stockholders from 31.05.04 till 30.06.04 ( except days off and holidays) at the following addresses :
Office 426, JSC "Rostovenergo", B. Sadovaya str. 49, Rostov-on-Don or JSC "Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow

The register of stockholders, having right to participate in the extraordinary General meeting of stockholders was compiled on the **11th of May 2004.**

Enclosure:
Notification about availability of right to demand redemption of stocks by the Company on 5 pages.

For further information you may call : (8632) 38-51-58, 38-55-66, 38-55-81.

**Directors' Board of JSC "Rostovenergo"**

# Notification

## about availability of right to demand redemption of stocks by the Company

**Dear stockholder !**

We have to inform you that if you vote against on the item about reorganization or do not take part in voting on this item , you will be entitled to demand redemption of all stocks or part of stock, belonging to you by the Company.

Redemption of stocks will be carried out at the price , determined by the Directors' Board of JSC "Rostovenergo" in correspondence with p.3 article 75 of Federal Law "About Joint Stock Companies".

**The price of stock redemption amounts :**
**0,98 rub. per one common share.**
**0,76 rub. per one preference share type "A".**

The register of stockholders, having right to participate in the extraordinary General meeting of stockholders was compiled on the **11th of May.**

**Redemption of stocks will be carried out n accordance with the following procedure:**

1. Stockholder, entitled to demand redemption of all stocks or part of stock, belonging to him by JSC "Rostovenergo" must send to the Company written demand about redemption of stocks belonging to him with notation of his place of residence ( place of location) and quantity (category, type) of stocks , redemption of which he demands (model form of demand is attached).
2. If the rights record for stocks is made by nominal holder, the demand of stockholder must be supplemented with statement of depositary
3. Stockholder's demand about redemption of stocks belonging to him must be directed by registered letter to the following address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia, or JSC "Rostovenergo", B. Sadovaya str. 49, Rostov-on-Don 344002, or deliver to Director General of JSC "Rostovenergo" on receipt.
4. Stockholder's demand about redemption of stocks belonging to him must be received by the Company **not later than 45 days** from the date of resolution of General meeting of stockholders of JSC "Rostovenergo" about reorganization of the Company (date of conducting of General meeting of stockholders on this issue), i.e. not later than August 16, 2004.
   Stockholder has no right to withdraw ( change) his demand about redemption after 45 days termination.

Demands, received by the Company later this date, or containing incomplete or inadequate information, will be not entertained.

5. In correspondence with article 44 of the Federal Law "About Joint Stock Companies" and point 6.1. of Regulations about register keeping of inscribed stock owners (approved by decree of FCS of Russia of 02.10.97 №27) persons, recorded in register of stockholders, must tender to registrar information about data change , envisaged by subpoint 3.4.1. of point 3.4. of mentioned Regulations. If this information is not tendered by persons, recorded in register of stockholders or tendered information is limited or unreliable, demand about stocks redemption may be not satisfied , at this the Company and the registrar are not responsible for infliction of loss in this connection.

6. If the stockholder demands redemption of larger quantity of stocks of definite category ( type), than he owns in correspondence with data from the list of shareholders ,which have right to demand redemption of stocks, only quantity of stocks in correspondence with the mentioned list are liable to redemption.

7. If the aggregate value of submitted and liable to redemption stocks of JSC "Rostovenergo" exceeds 10% of net wealth value for the date of making decision about reorganization by the General meeting of stockholders, stocks will be redeemed pro rata to declared demands ( in correspondence with p. 5. article 76 of Federal Law "About Joint Stock Companies").

   Quantity of stocks liable to redemption from each stockholder in this case, is determined by division of total number of stocks which can be redeemed taking into consideration this restriction, by the total number of stocks declared for redemption; value received (conversion rate) is multiplied by the number of stocks demanded for redemption.

   Information about conversion rate can be obtained by shareholder in JSC "Rostovenergo" or from the registrar JSC "CMD" under legalization of papers, necessary for entering stocks, liable to redemption, into the personal account of JSC "Rostovenergo".

8. If the quantity of stocks, liable to redemption from stockholder, is decreased pro rata to declared demands and such decrease will result in necessity to redeem from the shareholder broken number of stocks , the number of redeemed stocks must be rounded off . Rounding of broken number must be made in correspondence with the following rules :

   1) If after the comma there are characters from 5 to 9, whole number is increased by one.

   2) If after the comma there are characters from 0 to 4, only whole number is taken into consideration.

9. **JSC "Rostovenergo" redeems stocks from stockholders, which declared demand about redemption, during 30 days after termination of 45 days period after resolution of General meeting of stockholders of JSC "Rostovenergo" about reorganization of the Company (i.e. till September 15, 2004 inclusive), provided that stocks are**

**transferred to the Company (entered into personal account the Company in register of stockholders on the basis of prescription (instruction) of shareholder).**

10. Stockholder, which presented Company's stocks for redemption , must provide passing the stocks, demand to redemption of which was made, from his account to the personal account of the Company **not later than September 15, 2004** (30 days from the termination date, determined in p. 4 of this document). Depending on place of rights registration for stocks, demand for redemption of which was made, for fulfillment of the mentioned operation the stockholder must appeal to :

    a) to registrar of the Company – address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow, Russia or registrar subsidiary (transfer-agent);

    b) to depositary. In this case the order of stockholder- depositor must contain direction , that the transmitting order of nominal holder rendered to registrar, in addition to other information as a ground of property passing must contain :

    for natural persons – surname and initials of stockholder, name of document, identifying the person , its series and number;

    for juridical persons – its name according to charter; date and number of registration (main state registration number), name of recording agency or other identification data according to legislation of country where this juridical person is established.

    Legalization of property passing is carried out at the expense of stockholder.

11. In case if larger amount of stocks, than are due to redemption, entered in the personal account of the Company, the Company must fulfill return of excessively entered stocks to personal accounts of registered persons in the list of stockholders , from which writing off was fulfilled. Redemption of these stocks is not fulfilled by the Company.

12. Payment of redeemable stocks is fulfilled at the expense of the Company by one way, indicated by the stockholder in his demand :

    – In cash in pay-office of registrar – address : JSC " Central Moscow Depositary ", Olhovskaya str. 22, 107066 Moscow;

    – In non-cash, by transfer of redemption sums to bank account, mentioned by stockholder in his demand ;

    – By mail order to address , mentioned by stockholder in his demand.

If there is no such instruction in the redemption demand, monies are sent to stockholders by post ( to address of residence place (place of location), mentioned in stockholder register).

**Stocks bought out by the Company are paid off under repurchase.**

For further information you may call : (8632) 38-51-58, 38-55-66, 38-55-81

Directors' Board of JSC "Rostovenergo"

*Model form of demand*

**To JSC "Rostovenergo"**

From ________________________________________

____________________________________________

Surname and initials/ firm-name of juridical person

____________________________________________

Data of document identifying person / data about state registration of juridical person

____________________________________________

____________________________________________

Address (place of location of juridical person)

**DEMAND OF SHAREHOLDER**
**ABOUT REDEMPTION OF STOCKS BELONGING TO HIM**

On June 30, 2004 the General meeting of stockholders of JSC "Rostovenergo" has made a decision about reorganization of the Company.

In accordance with p.1 article 75 of the Federal Law "About Joint Stock Companies" I advance the demand about redemption of the following quantity of stocks of the Company, belonging to me :

- _______

(______________________________________________*in words*)
pieces of common shares at the price , determined in notification about availability of right to demand redemption of stocks by the Company;

- _________

(______________________________________________*in words*)
pieces of preference shares at the price , determined in notification about availability of right to demand redemption of stocks by the Company;

If my claim can't be satisfied in corpore according to limitations, formulated in p. 5 article 76 of Federal Law "About Joint Stock Companies" , I advance the demand about redemption of number of stocks , which can be redeemed according to rules of p. 5 article 76 of Federal Law "About Joint Stock Companies" .

The stocks are not arrested and not burdened with liabilities.

Payment of monies due to me must be made in the following way (to mark the acceptable way):

☐ in cash ☐ by mail order ☐ by bank order

Mailing address for sending monies :

________________________________________________________

__________

Essential Elements of the bank :

________________________________________________________

__________

Signature of stockholder ______________________________

Stamp

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая, 49
Коммутатор 40-20-05, 99-98-87
Факс 40-55-08, 38-53-66, 38-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Р/сч 40702810600000002285
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024
18.04.04 N 18/893

RECEIVED
2004 JUL 20 A 10:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**TO** : **Securities and Exchange Commission**
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

**FROM: JSC " Rostovenergo "**
Rostov - on - Don, Russia

**Exemption No. : 82 - 4839**

Dear Sirs :

In connection with Rostovenergo' s exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find a copy of Quarterly report of emissive securities issuer for the 4th quarter 2003 .

Sincerely,

F. A. Kushnarev
Director General

**Exemption No. : 82 - 4839**

PROVED
by the Directors' Board
Proceedings №17 of 11.02.2004

# QUARTERLY REPORT

**Of emissive securities issuer**
***Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification".***

***Issuer 's code : 00125-A***

**The 4th quarter 2003**

***Location : Rostov-on-Don, Russia***
***Address : 49 B. Sadovaya Street, 344007Rostov-on-Don, Russia***

***Information of this quarterly report is a subject of disclosure according to securities legislation of Russian Federation***

**Director General** **Kushnarev F.A.**

February, 4 2004

**Chief Accountant** **Larkova L.N.**

February, 4 2004

Contact person : ***Kononenko Galina G.***
Deputy Head Securities Department
Tel.: ***(8632) 38 51 08*** Fax: ***(8632) 38 53 66, 40 55 08***
E-mail : ***ocb@rosten.elektra.ru***
Website, containing this information : www.rao-ees.ru/rosten

# Content

# Introduction

**This quarterly report contains estimations and forecasts of authorized bodies, controlling issuer, about future developments and / or actions, future prospects of industry where issuer carries out his principal activity, and results of issuer's activity, including plans, probability of definite events occurrence and definite actions performance. Investors must not fully rely on estimations and forecasts of authorized bodies, controlling issuer, because actual results of issuer's future activity may differ from predictable due to many reasons. Acquisition of issuer's securities is connected with risks, described in this report.**

**A. Full brand name and short name of issuer.**

***Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification" ( JSC "Rostovenergo").***

**B. Location and mailing address of issuer.**

Location : ***Rostov-on-Don***

Mailing address : ***49 B. Sadovaya street, 344007 Rostov-on-Don, Russia***

**C. Phone numbers and e-mail for contacts :**

Tel.: ***(8632)38 51 08*** Fax: ***(8632) 38 53 66, 40 55 08***

E-mail : ocb@rosten.elektra.ru

**D. Website, containing this information** : www.rao-ees.ru/rosten

**E. Information about issuer's securities**

**Information about issuer's shares.**

Number : ***1***

Kind: ***non-documentary ordinary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***1 158 481***

Data about state registration of the issue:

Registration date: ***27.05.1993***

Registration number: ***58-1n-552***

Organization which fulfilled the registration : ***Finance bodies***

Method of floatation : ***closed subscription***

Period of floatation : ***from 27.05.1993 till 2.06.1994***

Current state of issue : ***all securities of the issue are cancelled***

Number : ***1***

Kind: ***non-documentary ordinary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***377 316***

Data about state registration of the issue:

Registration date: ***27.05.1993***

Registration number: ***58-1n-552***

Organization which fulfilled the registration : ***Finance bodies***
Method of floatation : ***allocation of shares among shareholders***
Period of floatation : ***from 27.05.1993 till 10.06.1993***
Current state of issue : ***all securities of the issue are cancelled***

Number : ***1***
Kind : ***inscribed non-documentary shares***
Category: ***preference***
Type : ***B***
Nominal value of a share of the issue : ***1 ruble***
Amount of the issue: ***97 463***
Data about state registration of the issue:
Registration date: ***27.05.1993***
Registration number: ***58-1n-552***
Organization which fulfilled the registration : ***Finance bodies***
Method of floatation : ***conversion***
Period of floatation : ***from 8.12.1993 till 5.01.1994***
Current state of issue : ***all securities of the issue are cancelled***

Number : ***2***
Kind: ***inscribed non-documentary shares***
Category: ***ordinary***
Nominal value of a share of the issue : ***1 ruble***
Amount of the issue: ***769 103 131***
Data about state registration of the issue:
Registration date: ***27.12.1995***
Registration number: ***58-1-1274***
Organization which fulfilled the registration : ***Finance bodies***
Method of floatation : ***allocation of shares among shareholders***
Period of floatation : ***from 27.12.1995 till 30.12.1995***
Current state of issue : ***all securities of the issue are cancelled***

Number : ***2***
Kind: ***inscribed non-documentary shares***
Category: ***preference***
Type : ***A***
Nominal value of a share of the issue : ***1 ruble***
Amount of the issue: ***231 056 998***
Data about state registration of the issue:
Registration date: ***27.12.1995***
Registration number: ***58-1-1274***
Organization which fulfilled the registration : ***Finance bodies***
Method of floatation : ***allocation of shares among shareholders***
Period of floatation : ***from 27.12.1995 till 30.12.1995***
Current state of issue : ***all securities of the issue are cancelled***

Number : ***3***
Kind: ***inscribed non-documentary shares***
Category: ***ordinary***

Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *11 832 094*
Data about state registration of the issue:
Registration date: *21.07.1997*
Registration number: *1-03-00125-A*
Organization which fulfilled the registration : ***FSC of Russia***
Method of floatation : ***closed subscription***
Period of floatation : *from 21.07.1997 till 21.07.1997*
Current state of issue : ***all securities of the issue are cancelled***

Number : *3*
Kind: ***inscribed non-documentary shares***
Category: ***preference***
Type *: A*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *694 302 942*
Data about state registration of the issue:
Registration date: *26.10.1998*
Registration number: *2-03-00125-A*
Organization which fulfilled the registration : ***FSC of Russia***
Method of floatation : ***allocation of shares among shareholders***
Period of floatation : *from 16.11.1998 till 16.11.1998*
Current state of issue : ***all securities of the issue are cancelled***

Number : *4*
Kind: ***inscribed non-documentary shares***
Category: ***ordinary***
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *2 346 573 507*
Data about state registration of the issue:
Registration date: *26.10.1998*
Registration number: *1-04-00125-A*
Organization which fulfilled the registration : ***FSC of Russia***
Method of floatation : ***allocation of shares among shareholders***
Period of floatation : *from 16.11.1998 till 16.11.1998*
Current state of issue : ***all securities of the issue are cancelled***

Number : *1*
Kind: ***inscribed non-documentary shares***
Category: ***ordinary***
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *3 128 764 676*
Data about state registration of the issue:
Registration date: *26.08.2003*
Registration number: *1-01-00125-A*
Organization which fulfilled the registration : ***FSC of Russia***

Method of floatation : ***allocation of shares among shareholders***
Period of floatation : ***from 15.09.2003 till 15.09.2003***
Current state of issue : ***all securities of the issue are cancelled***

Additional essential information about securities of the issue :
***Annulment of individual number of additional issue of securities and consolidation of securities of additional issue with securities of issue concerning which they are additional.***

---

Number : ***1***
Kind: ***inscribed non-documentary shares***
Category: ***preference***
Type : ***A***
Nominal value of a share of the issue : ***1 ruble***
Amount of the issue: ***925 737 256***
Data about state registration of the issue:
Registration date: ***26.08.2003***
Registration number: ***2-01-00125-A***
Organization which fulfilled the registration : ***FSC of Russia***
Method of floatation : ***allocation of shares among shareholders***
Period of floatation : ***from 15.09.2003 till 15.09.2003***
Current state of issue : ***allocation of shares is completed***

Additional essential information about securities of the issue :
***Annulment of individual number of additional issue of securities and consolidation of securities of additional issue with securities of issue concerning which they are additional.***

---

**Information about issuer's bonds .**

Number : ***1***
Series: ***PO-1***
Type : ***interest bearing***
Form of securities : ***documentary to bearer***
Nominal value of a share of the issue : ***1 000 rubles***
Amount of the issue: ***2 200 000***
Total amount of the issue : ***2 200 000 000***
Data about state registration of the issue:
Registration date: ***10.05.2000***
Registration number: ***4-01-00125-A***
Organization which fulfilled the registration : ***FSC of Russia***
Method of floatation : ***closed subscription***
Period of floatation : ***from 29.05.2000 till 7.04.2001***
Current state of issue : ***allocation of shares is completed***

Information about tranches of issue :

Number of tranche : ***1***

Quantity of bonds in tranche : *1 077 652*

Amount of the issue in tranche :

Procedure of bonds identification : ***B-RTSE/01-01***

Period of bonds floatation : ***from 30.05.2000 till 30.05.2000***

Quantity of actually distributed bonds of tranche according with the registered report about results of issue : ***1 077 652***

Number of tranche : *2*

Quantity of bonds in tranche : ***1 122 348***

Amount of the issue in tranche :

Procedure of bonds identification : ***B-RTSE/01-02***

Period of bonds floatation : ***from 8.09.2000 till 8.09.2000***

Quantity of actually distributed bonds of tranche according with the registered report about results of issue : ***1 122 348***

Period of bonds circulation : ***from 29.05.2000 till 29.05.2003***

## 1. Brief information about persons forming authorities of issuer, information about bank accounts, auditor, appraiser and financial consultant of issuer, and other signatory persons of the quarterly report.

### 1.1. Persons forming authorities of issuer

#### 1.1.1. Members of the Directors' Board (supervisory board) of the issuer.

The Directors' Board of JSC "Rostovenergo" consists of 10 members.

The Head of the Directors' Board is : ***Burnashev Dmitry Alexandrovich***

Members of the Directors' Board :

| | |
|---|---|
| ***1. Burnashev Dmitry Alexandrovich,*** | Year of birth : ***1964*** |
| ***2. Kushnarev Fedor Andreevich,*** | Year of birth : ***1944*** |
| ***3. Kostenko Vladimir Ivanovich,*** | Year of birth : ***1955*** |
| ***4. Slobodin Mikhail Urjevich ,*** | Year of birth: ***1972*** |
| ***5. Visokov Vasily Vasiljevich ,*** | Year of birth: ***1955*** |
| ***6. Nikitin Danil Nikolaevich,*** | Year of birth: ***1972*** |
| ***7. Rubanov Alexander Iosifovoch,*** | Year of birth: ***1959*** |
| ***8. Nasarov Sergey Makarovich,*** | Year of birth: ***1961*** |
| ***9. Panov Peter Alexandrovich,*** | Year of birth: ***1951*** |
| ***10. Sitnikov Euvgeny Grigorjevich,*** | Year of birth: ***1938*** |

#### 1.1.2. Sole and plural authorities of issuer and officials of managing issuer .

The sole executive office, and members of plural executive office of issuer :

The staff of the Governing Board of JSC "Rostovenergo" is 9 persons.

| | |
|---|---|
| ***1. Kushnarev Fedor Andreevich,*** | Year of birth : ***1944*** |
| ***2. Vershinin Leonid Borisovich,*** | Year of birth : ***1948*** |
| ***3.Belousov Alexander Gennadjevich*** | Year of birth : ***1951*** |
| ***4.Podobnaya Nina Yakovlevna,*** | Year of birth : ***1956*** |
| ***5. Larkova Larisa Alexandrovna,*** | Year of birth: ***1961*** |

6. *Fedorov Nikolay Vladimirovich,* Year of birth: ***1960***
7. *Mikhailovsky Vladimir Vladimirovich,* Year of birth : ***1944***
8. *Zdorovets Vladimir Viktorovich,* Year of birth ***: 1959***
9. *Cheryarin Alexander Vladimirovich,* Year of birth : ***1973***

**Person, performing the duties of sole executive body of issuer :** *Kushnarev Fedor Andreevich.*

**1.2. Information about bank accounts of issuer .**

| Name, location | BIC \ INT | Number of correspondent account \ settlement account | Type of settlement |
|---|---|---|---|
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046043903<br>6163011391 | 30101810100000000762<br>40702810000000000285 | settlement |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046043903<br>6163011391 | 30101810100000000762<br>40702810600000002285 | settlement |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046043903<br>6163011391 | 30101810100000000762<br>40702810000000002665 | settlement |
| Branch of Gasprombank Rostov-on-Don | 046015968<br>7736011540 | 30101810700000000968<br>40702810000000000351 | settlement |
| Branch of Vneshtorgbank Rostov-on-Don | 046015999<br>7702070139 | 30101810300000000999<br>40702810602910000270 | settlement |
| Trusting and investment bank Moscow | 044525703<br>7705283015 | 30101810100000000703<br>40702810030140101185 | settlement |
| Rostpromstroybank Rostov-on-Don | 046015889<br>6152000599 | 30101810300000000889<br>40702810208890003553 | settlement |
| LS MNKO Rostov-on-Don | 046015303<br>6164200673 | 30103810800000000303<br>40702810300000000025 | settlement |
| CC Standard Bank Rostov-on-Don | 044525320<br>7744002959 | 30101810800000000320<br>40702810500000000042 | settlement |
| Rostov branch of CB "REB" CC Rostov-on-Don | 046015217<br>6167007639 | 30101810600000000217<br>40702810800040000314 | settlement |
| Nonbank credit organization "Clearing agency RCE" Moscow | 044583258<br>7710298190 | 30103810200000000258<br>30214810310000000196 | settlement |
| ACB Eurofinance Moscow | 044525204<br>7703115760 | 30101810900000000204<br>40702810200004653190 | settlement |
| OCB N 1820 South-Western Bank CB RF Matveev - Kurgan | 046015602<br>7707083893 | 30101810600000000602<br>40702810152080100807 | settlement |
| JSC CB "Tsentr-Invest" Taganrog | 046043903<br>6163011391 | 30101810700000000993<br>40702810200000000085 | settlement |
| Branch N 3 JSC CB "Tsentr-Invest" Novocherkassk | 046043903<br>6150016995 | 30101810700000000903<br>40602810400000000010 | settlement |
| Branch N 3 JSC CB "Tsentr-Invest" Novocherkassk | 046043903<br>6150016995 | 30101810700000000903<br>40602810300000000013 | settlement |
| JSC CB "Tsentr-Invest" FCB N 3 Novocherkassk | 046043903<br>6163011391 | 30101810700000000903<br>40602810400000300445 | settlement |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>61630111391 | 30101810100000000762<br>40702810900000004064 | settlement |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015763<br>61630111391 | 30101810100000000763<br>40702810600000000465 | control account |
| JSC "CB Tsentr-Invest" №1 Aksay | 046027786<br>6164044103 | 30101810600000000786<br>40702810900000000145 | control account |
| JSC "CB Tsentr-Invest" Rostov-on- | 046015762 | 30101810100000000762 | control account |

| | | | |
|---|---|---|---|
| Don | 61630111391 | 40702810200000000755 | |
| UZB in OCB 5155 Bagaevka | 046015602<br>6164102637 | 30101810600000000602<br>40702810052290100124 | control account |
| JSC "CB Tsentr-Invest" № 2 Bataisk | 046029716<br>6164044103 | 30101810700000000716<br>40702810100000000010 | control account |
| UZB in OCB 5155 /036п. Veseliy | 046015602<br>6164102637 | 30101810600000000602<br>40702810552290100831 | control account |
| JSC "CB Tsentr-Invest" №7 Semikarakory | 046060992<br>6164042103 | 30101810200000000992<br>40702810800000000022 | control account |
| JSC "CB Tsentr-Invest"№3 Novocherkassk | 046043903<br>6164102637 | 30101810700000000903<br>40602810600000000001 | control account |
| JSC "CB Tsentr-Invest"№3 Novocherkassk Shakhty | 046043903<br>6133011391 | 30101810700000000903<br>40702810000000310482 | settlement |
| JSC "CB Tsentr-Invest"№3 Novocherkassk Shakhty | 046043903<br>6133011391 | 30101810700000000903<br>40702810900000300482 | control account |
| SB RF dep. 5410\056 Shakhty | 046015602<br>7707083893 | 30101810600000000602<br>40702810552060142511 | control account |
| JSC "CB Tsentr-Invest" Tsimlyansk | 046060992<br>6164044103 | 30101810200000000992<br>40702810800000004067 | settlement |
| South-Western Bank CB RF Volgodonsk | 046015602<br>7707083893 | 30101810600000000602<br>40702810152160170029 | control account |
| South-Western Bank CB RF / 0029 Tsimlyansk | 046015602<br>7707083893 | 30101810600000000602<br>40702810552160150063 | control account |
| South-Western Bank CB RF / 0062 v. Dubovskoe | 046015602<br>6143021056 | 30101810600000000602<br>40702810452160140047 | control account |
| South-Western Bank CB RF / 0067 v. Zavetnoe | 046015602<br>6143021056 | 30101810600000000602<br>40702810052160160016 | control account |
| South-Western Bank CB RF v.Zimovnikovsky | 046015602<br>6143021056 | 30101810600000000602<br>40502810352160130001 | control account |
| South-Western Bank CB RF / 0088 v. Remontnoe | 046015602<br>6143021056 | 30101810600000000602<br>40702810152160180035 | control account |
| South-Western Bank CB RF / 0080 B. Martinovskaya | 046015602<br>6143021056 | 30101810600000000602<br>40702810852160120065 | control account |
| JSC "CB Tsentr-Invest" №7 Semikarakory Konstantinovsk | 046060992<br>6143021056 | 30101810200000000992<br>40702810901500000007 | control account |
| JSC "CB Tsentr-Invest" Tsimlyansk | 046015762<br>6143021056 | 30101810100000000762<br>40702810900000000848 | control account |
| JSC "CB Tsentr-Invest" Azov | 046015762<br>6163011391 | 30101810100000000762<br>40702810300600000178 | settlement |
| JSC "CB Tsentr-Invest" Azov | 046015762<br>6163011391 | 30101810100000000762<br>40702810800600000034 | control account |
| JSC "CB Tsentr-Invest" Azov | 046015762<br>6163011391 | 30101810100000000762<br>40702810500600000033 | control account |
| South-Western Bank CB RF / 1824 Zernograd | 046015602<br>7707083893 | 30101810600000000602<br>40702810452100200109 | control account |
| South-Western Bank CB RF / 1824/060 Kagalnitskaya | 046015602<br>7707083893 | 30101810600000000602<br>40702810052100160050 | control account |
| South-Western Bank CB RF / 1824/047 Egorlikskaya | 046015602<br>7707083893 | 30101810600000000602<br>40503810052100147010 | control account |
| JSC "CB Tsentr-Invest" №5 Taganrog | 046013993<br>6163011391 | 30101810700000000993<br>40702810200000000522 | settlement |
| JSC "CB Tsentr-Invest" №5 Taganrog | 046013993<br>6163011391 | 30101810700000000993<br>40702810200000000069 | control account |
| JSC "Bank Rossiysky Kredit" Taganrog | 046013993<br>6163011391 | 30101810700000000993<br>40702810800600000201 | control account |
| JSC "CB Tsentr-Invest" №5 | 046013993 | 30101810700000000993 | control account |

| | | | |
|---|---|---|---|
| Taganrog | 6163011391 | 40702810900000000194 | |
| JSC "CB Tsentr-Invest" №5 Taganrog | 046013993<br>6163011391 | 30101810700000000993<br>40702810100000000198 | control account |
| JSC "CB Tsentr-Invest" №5 Taganrog | 046013993<br>6163011391 | 30101810700000000993<br>40702810400000000199 | control account |
| JSC "CB Tsentr-Invest" №5 Taganrog | 046013993<br>6163011391 | 30101810700000000993<br>40702810900000003780 | control account |
| JSC "CB Tsentr-Invest" Salsk | 046015662<br>6163011391 | 30101810100000000762<br>40702810200000004049 | settlement |
| JSC "CB Tsentr-Invest" Salsk | 046015662<br>6163011391 | 30101810100000000762<br>40702810300000000749 | control account (consolidated) |
| JSC "CB Tsentr-Invest" Peschanokopskoe | 046015662<br>6163011391 | 30101810100000000762<br>40702810800000000744 | control account |
| JSC "CB Tsentr-Invest" Tselina | 046015662<br>6163011391 | 30101810100000000762<br>40702810100000000745 | control account |
| JSC "CB Tsentr-Invest" Salsk | 046015662<br>6163011391 | 30101810100000000762<br>40702810400000000746 | control account |
| JSC "CB Tsentr-Invest" Orlovsky | 046015662<br>6163011391 | 30101810100000000762<br>40702810700000000747 | control account |
| JSC "CB Tsentr-Invest" Proletarsk | 046015662<br>6163011391 | 30101810100000000762<br>40702810000000000748 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810900000004051 | settlement |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810000000001132 | control account (consolidated ) |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810000000003444 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810300000003445 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810600000003446 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810900000003447 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810200000003448 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810500000003449 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810900000003450 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810200000003451 | control account |
| South-Western Bank CB RF Kamensk -Shaktynsk | 046015602<br>7707083893 | 30101810600000000602<br>40702810452030100065 | control account |
| South-Western Bank CB RF Tarasovsky | 046015602<br>7707083893 | 30101810600000000602<br>40702810952350100025 | control account |
| South-Western Bank CB RF Belaya Kalitva | 046015602<br>7707083893 | 30101810600000000602<br>40702810052340100061 | control account |
| South-Western Bank CB RF Tatsinka | 046015602<br>7707083893 | 30101810600000000602<br>40702810952340100006 | control account |
| South-Western Bank CB RF Morosovsk | 046015602<br>7707083893 | 30101810600000000602<br>40702810652190100051 | control account |
| South-Western Bank CB RF Milutinskaya | 046015602<br>7707083893 | 30101810600000000602<br>40702810652190100242 | control account |
| South-Western Bank CB RF Oblievskaya | 046015602<br>7707083893 | 30101810600000000602<br>40702810152190100409 | control account |
| South-Western Bank CB RF | 046015602 | 30101810600000000602 | control account |

| | | | |
|---|---|---|---|
| Sovetskaya | 7707083893 | 40702810552190100601 | |
| JSC "CB Tsentr-Invest" №15 Millerovo | 046015762<br>6163011391 | 30101810100000000762<br>40702810700000004028 | settlement |
| South-Western Bank CB RF OCB № 275 Millerovo | 046015602<br>7707083893 | 30101810100000000762<br>40702810652350100024 | control account |
| JSC "CB Tsentr-Invest" Millerovo | 046015762<br>6163011391 | 30101810600000000602<br>40702810100000000871 | control account |
| JSC "CB Tsentr-Invest" Rostov-on-Don | 046015762<br>6163011391 | 30101810100000000762<br>40702810400000003578 | settlement |
| JSC " Ugbank" Tuapse | 040364899<br>2310042974 | 30101810000000000899<br>40702810600000802044 | settlement |

## 1.3. Information about issuer's auditor.

Name : CC ***"RSM Top-Audit"*** Location: ***Moscow***
INT: ***7722020834***
Mailing address: ***43 , b.1 Pokrovka 105062 Moscow***
Tel.: ***363-28-48*** Fax: ***917-87-89***
E-mail: ***mail@top-audit.ru***

Information about license of auditor:
Number of license: ***004827*** issued: ***01.08.2003***
Organization, which issued the license: ***Ministry of Finance RF*** Period of validity : ***till 01.08.2008***
Independent checking of business accounting was conducted ***for the 1st half of 2003 and for 9 months 2003.***

### Article 22. Auditing committee and Auditor of the Company

22.8 General meeting of the shareholders annually approves appointment of the Company's Auditor, for the purpose of the Company's annual financial accounting check and confirmation.

22.9 Remuneration value for the Auditor is determined by the Company's Board of Directors.

22.10 Company's Auditor performs check of the Company's financial and economical activity in accordance with requirements of the legislation of Russian Federation and on the basis of concluded agreement.

22.11 Company's Auditing committee and Company's Auditor draw up a report, summarizing check of the Company's financial and economical activity, which should include:

- authenticity confirmation of information contained in the Company's reports and other financial documents;
- information on facts of infractions by Company of accounting procedure and financial reports presenting, determined by legal regulations of the Russian Federation, as well as infractions of legal regulations of the Russian Federation, while performing financial and economical activity.

Procedure and terms of audit report draw up on results of the Company's financial and economical activity check is determined by legal regulations of the Russian Federation and internal documents of the Company.

Existence of essential interests , connecting auditor (official of auditor) with issuer (officials of issuer): **no interests,**

Existence of market shares of auditor (official of auditor) in authorized capital stock уставном (unit fund) of issuer : **no market share of auditor in authorized capital stock**

Loaning current assets to auditor Предоставление заемных средств аудитору (official of auditor ) by issuer: **no borrowed current assets,**

Existence of close business contacts (participation in promotion of production (services) of issuer , participation in joint business and so on), and relative ties : **no close business contacts and relative ties ,**

Information about officials of issuer which are at the same time officials of auditor : **no such persons,**

Procedure of determination of material remuneration of auditor and information about existence of deferred and late payments for auditor services :

**According to contract N 23a67\3829\03 of 30.06.2003 for rendering services on analogous annual audit of the financial statements of JSC "Rostovenergo"**

**4.1. Principal must pay to auditor remuneration at the rate of ruble equivalent of sum 80000 dollars USA ( including VAT).**

**4.1.1. Remuneration for services rendered by the Auditor in accordance with p.1.1. amounts ruble equivalent of sum 50000 dollars USA ( including VAT).**

**4.1.2. Remuneration for services rendered by the Auditor in accordance with p.1.2. amounts ruble equivalent of sum 30000 dollars USA ( including VAT).**

**There are no deferred and late payments for auditor services .**

**1.4. Information about appraiser of issuer.**

In the reporting quarter the appraiser for :

fixing of market value of securities of distribution and distributed , which are turning (liabilities on which are not executed);

fixing of market value of property , which is a subject of bail on issuer's bonds of distribution with hypothecation provision or distributed bonds of issuer with hypothecation provision , liabilities on which are not executed ;

fixing of market value of fixed assets or real assets of issuer, which were subject of cost reappraisal carried out by issuer , which was presented in other sections of quarterly report;

rendering of other evaluation services, connected with paper issue , information about which is presented in quarterly report

**Was not enlisted the services .**

**1.5. Information about Issuer's advisers.**

In the reporting quarter the financial advisor was not enlisted the services.

**1.6. Information about signatory persons**

**See p. 1.1.2., p.p. 1, 5.**

**II. Basic information about financial and economic situation of issuer.**

**2.1. Indices of financial and economic activity of issuer.**

In the reporting period this information is not provided .

**2.2. Market capitalization of issuer.**

Market capitalization of JSC "Rostovenergo " for the last 5 financial years :

| Period | Price for 10 biggest bargains | Number of shares | Capitalization USD |
|---|---|---|---|
| December 1999 | No bargains | АО-3 128 764 676<br>АП- 925 737 256 | 44 963 966 |
| December 2000 | 0,01329 | АО-3 128 764 676<br>АП- 925 737 256 | 41 581 283 |
| December 2001 | No bargains | АО-3 128 764 676<br>АП- 925 737 256 | 58 493 814 |
| December 2002 | 0,01668 | АО-3 128 764 676<br>АП- 925 737 256 | 52 187 795 |
| December 2003 | No bargains | АО-3 128 764 676<br>АП- 925 737 256 | 113 782 704 |

Estimation procedure of market capitalization of JSC "Rostovenergo" for the years 1999,2001,2003 :

Number of CS x weighted average price of 1 CS + number of PS x weighted average price of 1 PS

Кол-во АО x средневзвешенную цену 1 АО + Кол-во АП x средневзвешенную цену 1 АП

### 2.3. Issuer's liabilities.

#### 2.3.1. Account payable.

In the reporting period this information is not provided .

#### 2.3.2. Credit history of issuer.

As of 31.12.03 JSC "Rostovenergo" has no indebtedness for long-term and short term credits. Indebtedness for loans amounts 78995 thous. rubles and is connected with earlier contracted loans from Ministry of Energetic of Rostov Region for specific financing of energy objects reconstruction .

#### 2.3.3. Issuer's liabilities from security provided to third persons

The Company has not liabilities provided as security of liabilities of third .

#### 2.3.4. Other issuer's liabilities

There are no agreements, including bargains on term, not presented in balance sheet.

### 2.4. Purposes of issue and directions of draft on funds, earned as a result of emissive securities floatation

In the reporting quarter there was no issue of securities.

### 2.5. Risks, connected with purchase of distributed emissive securities

#### 2.5.1. Branch-wise risks

Owing to the fact that activity of the Company is regulated by the state , possible movement of prices for raw materials and production can't essentially affect the activity and securities liabilities execution . If there is increase in price , table of rates changes correspondingly .

### 2.5.2. Country and regional risks

The main activity of JSC "Rostovenergo" is carried out at the territory of the Rostov Region. This region doesn't run danger of natural disaster and is rather secure for the current time. The Company is the biggest in the region , works stably , generating electric and thermal power.

### 2.5.3. Financial risks

JSC "Rostovenergo" doesn't run danger of risks connected with interest escalation, rate of foreign currencies , because the Company's activity is not connected with raw materials import and electric power export. All settlements are fulfilled in rubles and are regulated by rates.

### 2.5.4. Legal risks

There is no foreign market in the activity of the Company , that is why changes in currency regulation , rules of customs supervision and duties can't essentially affect the activity of JSC "Rostovenergo".

### 2.5.5. Risks, connected with the issuer's activity.

Owing to the fact that JSC "Rostovenergo" doesn't take part in legal processes , it has no risks which can affect the activity of the Company.

## III. Detailed information about issuer.

### 3.1. History of creation and development of issuer

Date of issuer's state registration : ***12.05.1993***

### 3.1.1. Information about firm-name of issuer

***Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification" ( JSC "Rostovenergo")***
Put in force: ***13.04.1993***
***Public corporation " Rostov Joint Stock Company of Electric Power and Electrification" (J SC "Rostovenergo")***
Put in force: ***30.10.1996***

### 3.1.2. Information about issuer's state registration

Date of issuer's state registration : ***12.05.1993***
Number of certificate about state registration (or other paper, verifying of state registration of issuer): ***1147 series АО-РП***
Agency, which has carried out the state registration : ***Registration Chamber of Rostov town council of elected representative of the people***
The main state registration number of juridical person : **1026103296240**
Date of registration: **20.12.2002**
Number of certificate about state registration of juridical person:
***series 61 N 003467401***
***Name of registering agency: Inspection of MTD of Russia in Leninsky district of Rostov-on-***

*Don.*

### 3.1.3. Information about creation and development of issuer

Date of issuer's state registration : *12.05.1993*
License :
Number: *46*
Date of issue: *8.02.2002*
Term of validity: *till 8.02.2005*
Agency, which has issued the license : ***Department of State Energy Supervision and energy saving (Gosenergonadzor) Ministry of Energy of Russia.***
***Types of activity : realization of activity of operability assurance of electric and thermal networks***

### 3.1.4. Contact information

Location: ***Rostov-on-Don***
Mailing address*:* ***49 B. Sadovaya str. 344007 Rostov –on-Don***
Issuer's department which carries out work shareholders and investors: ***Department of securities and fund accounting***
Tel.: ***(8632) 38 51 08*** Fax: ***(8632) 38 53 66, 38 51 66***
E-mail : ***ocb@rosten.elektra.ru***
Website , where this information is placed: www.rao-ees.ru/rosten

### 3.1.5. Identification number of taxpayer

*6164102637*

### 3.1.6. Subsidiaries and representations of issuer

Name: ***Rostovskaya Thermal Power Plant -2*** Location: ***Rostov-on-Don***
Mailing address : ***17, Peskova St., Rostov-on-Don, 344086***
Head : ***Mikhailovsky Vladimir Mikhailovich***
Opening date : ***13.04.1993***
Term of trust : ***31.12.2004***

Name: ***Volgodonsk Thermal Power Plant -2*** Location: ***Volgodonsk*** , ***Rostov Region***
Mailing address : ***Volgodonsk-13*** , ***347360 Rostov Region***
Head : ***Alexandrov Evgeny Yurjevich***
Opening date : ***13.04.1993***
Term of trust : ***31.12.2004***

Name: ***Cimlyanskaya Hydroelectric Plant*** Location: ***Cimlyansk*** , ***Rostov Region***
Mailing address : ***TsGES, Cimlyansk, 347320***
Head : ***Abramov Viktor Alexandrovich***
Opening date : ***13.04.1993***
Term of trust : ***31.12.2004***

Name: ***Central Electrical Networks*** Location: ***Rostov-on-Don***
Mailing address : ***9, Futbolnaya St., Rostov-on-Don, 344039***
Head : ***Sitnichenko Sergey Ivanovich***

Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: ***Eastern Electrical Networks*** Location ***Tsimlyansk , Rostov region***
Mailing address : ***22, Grishina St., Tsimlyansk, 347320, Rostov region***
Head : ***Basik Alexander Alexeyevich***
Opening date : *13.04.1993*
Term of trust : ***31.12.2004***

Name: ***Western Electrical Networks*** Location: : ***Shakhty, Rostov region***
Mailing address : ***63, Pobedy Revolutsii St., Shakhty, Rostovskaya region, 346500***
Head : ***Ribnikov Alexey Svyatoslavovich***
Opening date : *13.04.1993*
Term of trust : ***31.12.2004***

Name: ***Southern Electrical Networks*** Location: : ***Azov , Rostov region***
Mailing address : ***5, Liteyniy St., Azov, 346740 Rostov region***
Head : ***Borisov Alexander Ilyich***
Opening date : *13.04.1993*
Term of trust : ***31.12.2004***

Name: ***South- Western Electrical Networks*** Location: : ***Taganrog , Rostov region***
Mailing address : ***144, Dzerzhinskogo St., Taganrog, 347931 Rostov region***
Head : ***Lagunov Viktor Valentinovich***
Opening date : *13.04.1993*
Term of trust : ***31.12.2004***

Name: ***North- Estern Electrical Networks*** Location: ***Kamensk-Shakhtinskiy , Rostov region***
Mailing address : ***26, Geroyev-Pionerov St., Kamensk-Shakhtinskiy, 346300 Rostov region***
Head : ***Gerasimov Vladimir Vasiljevich***
Opening date : *13.04.1993*
Term of trust : ***31.12.2004***

Name: ***Northern Electrical Networks*** Location: ***Millerovo , Rostov region***
Mailing address : ***34, Artilleriyskaya St., Millerovo, 346100 Rostov region***
Head : ***Zorenko Ivan Yakovlevich***
Opening date : *13.04.1993*
Term of trust : ***31.12.2004***

Name: ***South - Eastern Electrical Networks*** Location: ***Salsk , Rostov region***
Mailing address : ***18, Skirda St., Salsk, 347600 Rostov region***
Head : ***Poltev Gennady Ivanovich***
Opening date : *13.04.1993*
Term of trust : ***31.12.2004***

Name: ***Rostovenergospetzremont, Specialized plant for repair of industrial buildings and structures*** Location: ***Rostov-on-Don***
Mailing address : ***194, Krasnoarmeyskaya St., Rostov-on-Don, 344010***

Head : *Shevchenko Yury Grirorjevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Rostov Thermal Networks* Location: *Rostov-on-Don*
Mailing address : *4, Kurskaya St., Rostov-on-Don, 344039*
Head : *Simonov Vladimir Alexandrovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Volgodonsk Thermal Networks* Location: *Volgodonsk*
Mailing address : *Volgodonsk-7, 347340*
Head : *Sokirkin Ivan Ivanovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *VOHR-110, Paramilitary guard squadron* Location: *Rostov-on-Don*
Mailing address : *48, Semashko St., Rostov-on-Don, 344007*
Head : *Anisimov Evgeny Alexandrovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Markinskoye, Agricultural farm* Location: *Markinskaya , Rostov region*
Mailing address : *Markinskaya stanitsa, Tsimlyanskiy district, Rostov region, 347310*
Head : *Lupinos Vasily Mikhailovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Grechko, Agricultural farm*
Location: *Kuybyshevo , Rostov region*
Mailing address : *21, Teatralnaya St., Kuybyshevo, Kuybyshevskiy district, 346826 Rostov region*
Head : *Baranov Nikolay Vasilyevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Main Study Courses Complex* Location: *Rostov-on-Don*
Mailing address : *147A, 2 Krasnodarskaya St., Rostov-on-Don, 344102*
Head : *Madoyan Ashot Armenovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Equipment Production-and-Maintenance Works*
Location: *Novocherkassk, Rostov region*
Mailing address : *Donskoy settlement, Novocherkassk, 346415 Rostov region*
Head : *Peregudov Sergey Yurjevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Motor-transport depot* Location: *Rostov-on-Don*

Mailing address : *10, Radiatorniy Lane, Rostov-on-Don, 344064*
Head : *Makarov Anatoly Fedorovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Luchezarniy, Resort hotel* Location: *Sochi*
Mailing address : *Loo-108, Sochi, Krasnodarskiy territory, 354808*
Head : *Glushenko Vitaly Vasilyevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Energetik, Recreation department* Location: *Shepsi*
Mailing address : *Shepsi, Tuapsinskiy district, Krasnodarskiy territory, 352818*
Head : *Gorbunov Alexander Ivanovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Sokolovskoye, Agricultural farm*
Location: *Novoshakhtinsk, Rostov region*
Mailing address : *Staraya Sokolovka settlement,*
Head : *Zdorovets Vladimir Viktorovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Energosbit* Location: *Rostov-on-Don*
Mailing address : *147A, 2 Krasnodarskaya St., Rostov-on-Don, 344091*
Head : *Kushnarev Konstantin Fedorovich*
Opening date : *31.12.2002*
Term of trust : *31.12.2004*

Name: *Rostovenergonaladka, Rostov plant for adjustment of equipment, development of electrical plants and networks technologies* Location: *Rostov-on-Don*
Mailing address : *147/2, 2 Krasnodarskaya St., Rostov-on-Don, 3441022*
Head : *Saltanov Yury Andreevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

## 3.2. The main economical activity of the issuer

### 3.2.1. Branch affiliation of the issuer

Codes ARCTEA ( All-Russian Classifier of Types of Economic Activity) :
**40.10.11, 40.10.2, 74.14, 40.30.2, 51.21.5, 45.31, 45.25.4, 01.21, 01.11.2, 40.10.12.**

### 3.2.2. The main economical activity of the issuer

The report for the fourth quarter doesn't contain this information.

### 3.2.3. Main types of issuer's production (works, services )

The report for the fourth quarter doesn't contain this information.

**3.2.4. Issuer's suppliers, which fulfill 10 and more percents of delivery of all inventory holdings, showing their share in all volume of delivery.**

Suppliers of JSC "Rostovenergo"

1. CC "Rostovregiongas", 20\17 Voroshilovsky av. 344022, Rostov-on-Don

**3.2.5. Market of issuer's production (works, services)**

There are no consumers of thermal power to share of which falls more than 10% of the total revenue of JSC "Rostovenergo".

**3.2.6. Activity practice as regards circulating capital and resource.**

As regards accounting of production resource JSC "Rostovenergo" carries out annual accounting of ultimate demand in circulating assets for building of production resource in organization departments according to volume of production program for the current year.
To analyze turnover of production resource it is necessary to calculate coefficient of turnover of production resource for the reporting date and to calculate turnover of production resource in days.

1) The coefficient of turnover of production resource :

K = P / O, where P - sales proceeds minus taxes (form 2 p.010)
O – sum of production resource (form 1 p.210)

as of 01.01.03 : K =7959284 / 233369 = 34,11
as of 01.01.04 : K =9611163 / 205806 = 46,7
So the coefficient has grown 12,59 compared with the previous year.
This conclusion is proved by calculation of turnover of production resource in days.

2) The turnover of production resource in days :
O = 360 / K, where
O - turnover of production resource in days ;
K - coefficient of turnover of production resource;
360 - nominal number of days in a year.
as of 01.01.03 : O = 360 / 34,11 = 10,55 days
as of 01.01.04 : O = 360 / 46,7 = 7,71 days
So, The turnover of production resource in days decreased from 10 to 7 days compared with the similar period of the previous year.
This is on-line data .

**3.2.7. Raw material**

The source of raw material :
1.Natural gas - 100%

**3.2.8. Main competitors**

In this region JSC "Rostovenergo" has no competitors in main production activity.

**3.2.9. Information about licenses**

Licenses :
Number: *46*

Date of issue: ***8.02.2002***

Period of validity : ***till 8.02.2005***

Agency, which has issued the license : ***Department of State Energy Supervision and energy saving (Gosenergonadzor) Ministry of Energy of Russia.***

***Types of activity : realization of activity of operability assurance of electric and thermal networks***

**3.2.10. Joint activity of issuer**

The report for the fourth quarter doesn't contain this information.

**3.3.Prospects of issuer' s activity**

In correspondence with the "Development scheme of Rostov power supply system for the years 2001-2005 with the prospect till 2010 " and Program of technical re-equipment and reconstruction of objects of JSC "Rostovenergo" till 2005 , the reconstruction of Cimlyanskaya Hydroelectric Plant , Rostov and Volgodonsk TPP-2, Rostov Thermal Networks ( boiler houses and thermal networks) , Volgodonsk Thermal Networks (HPP-1 and thermal networks) and electrical networks of Rostov power supply system .

JSC "Rostovenergo" is co-founder of JSC "Gasenergo" , which keeps on construction of gas-turbine units at Shakhty TPP with re-equipment of GTU into steam-turbine by means of installation of steam turbines.

JSC "Rostovenergo" continues to search investors for reconstruction of boiler-house N 3 of Rostov Thermal Networks with 2 gas-turbine additional units, for technical re-equipment of steam boiler of Rostov TPP-2 into energy poly unit by installation of new steam turbines.

JSC "Rostovenergo" carries out great work to decide issue, connected with generation of power by unit N2 RoNPP and necessity of building of substations and AL 220-330-500 KV . At the expense of special assets of RAO "UES of Russia" construction of AL 220 KV for reliability growth of own needs RoNPP with creation RP 220 KV-Volgodonsk with drop in it AL 220 KV VdTPP-2-Zimovniky, construction of AL 220 KV RP Volgodonsk-RoNPP and RP Volgodonsk - Salsk, RP Volgodonsk-Kotelnikovo.

RAO "UES of Russia is studying a question about necessity of AL 500 KV Frolovo-Rostov building with SS 500 KV.

Active work in realization of the scheme of Rostov-on-Don electric supply , including construction of new substations and transmission lines, is carried out.

**3.4. Issuer's participation in industrial, bank and financial groups holdings, concerns and associations.**

Organization : ***RAO "UES of Russia"***

Place and functions of issuer in organization : ***associated company***

**3.5. Associated and dependent companies of issuer.**

Associated and dependent companies of issuer are on the stage of forming.

**3.6. Composition , structure and cost of issuer's fixed assets , information about plans of purchasing, substitution , retirement of fixed assets , and about all cases of charge of issuer's fixed assets.**

**3.6.1. Fixed assets**

The report for the fourth quarter doesn't contain the information about original cost of fixed assets and about volume of accrued amortization .

The result of the last reappraisal of fixed assets and leasable fixed assets :

| N N | Group name of fixed assets | Overall cost before reappraisal | Depreciated cost before reappraisal | Date of reappraisal | Overall cost after reappraisal | Depreciated cost after reappraisal |
|---|---|---|---|---|---|---|
| 1 | Funds of principal activity | 13615017 | 6540924 | 01.01.02 | 19681016 | 9044138 |
| 2 | Buildings | 1748483 | 1241767 | 01.01.02 | 1954174 | 1340721 |
| 3 | Constructions | 7418090 | 3711875 | 01.01.02 | 12884745 | 5957887 |
| 4 | Machinery and equipment | 4345050 | 1541882 | 01.01.02 | 4706809 | 1684841 |
| 5 | Means of transport | 97029 | 42571 | 01.01.02 | 105507 | 45454 |
| 6 | Implement , production and household equipment | 5916 | 2610 | 01.01.02 | 26966 | 13720 |
| 7 | Perennial plantation | 29 | 7 | 01.01.02 | 29 | 7 |
| 8 | Other fixed assets | 226 | 212 | 01.01.02 | 2590 | 1505 |
| 9 | Intangible assets | 193 | 0 | 01.01.02 | 196 | 3 |
| 10 | Branch funds of other branches, producing goods | 344295 | 207167 | 01.01.02 | 351979 | 206419 |
| 11 | Branch funds of other branches, rendering services | 359221 | 289810 | 01.01.02 | 379908 | 294768 |
| Total, thous rubles .: | | 14318533 | 7037901 | 01.01.02 | 20412903 | 9545325 |

As the last but one reappraisal of fixed assets took place in 1997 , there is no information for the previous 5 years.

Method of reappraisal of fixed assets - by market value of corresponding fixed assets proved by expert opinions.

The reappraisal of fixed assets was fulfilled by CC "International Centre of appraisal". License N 000002 of 06.08.01, term of validity till 06.08.04.

During evaluation of overall replacement cost of objects the appraiser followed normative documents, instructions and standards.

### 3.6.2. Property value of issuer.

The total property value and dimension of accrued depreciation as of date of this quarterly report is not determined , because term of annual accounting report is 17.03.04.

During 12 months before the reporting quarter end there was no appraisal of property value or leasehold property value.

## IV. Information about financial and economic activity of issuer

### 4.1. Results of financial and economic activity of issuer

The report for the fourth quarter doesn't contain this information.

#### 4.1.1. Profit and losses

The report for the fourth quarter doesn't contain the information

#### 4.1.2. Factors, which effected the size of sale proceeds from products, works and services and issuer's profit ( losses ) from basic activity

The report for the fourth quarter doesn't contain this information.

### 4.2. Issuer's liquidity

The report for the fourth quarter doesn't contain this information.

### 4.3. Size, structure and adequacy of the capital and circulating assets of the issuer.

#### 4.3.1. Size and structure of the capital and circulating assets of the issuer

**Here are operative data as of 26.01.04.**

The size of authorized capital stock of issuer and correspondence of authorized capital stock of issuer , shown in this section , to constitutive documents of issuer – **4054502 thous. rubles**

Corresponding to constitutive documents the authorized capital stock is – **4054501932 rubles;**

The size of authorized capital stock of issuer , formed at the expense of assessments from issuer's profit – **8562 thous. rubles**

The size of additional capital of issuer, showing accretion to the assets, allocated according to the results of reappraisal , as well as the sum of spread between sales price ( price of allocation) and nominal price of shares of the Company at the expense of shares sale more expensive than nominal price – **5758807 thous. rubles**;

The size of profit and loss surplus of issuer - **525000 thous. rubles**;

The volume of assets of specific financing of issuer, including sums of assets , aimed for fulfillment of specific measures, assets, received from other organizations and persons, budgetary funds and other - **0**;

The total sum of the issuer's capital - **105730317 thous. rubles.**

The capital of a corporation according to the results of 2003 increased **435983 thousand rubles.**

At that the size of authorized stock capital has not changed. Additional capital decreased during the year **53880 thous. rubles** and amounted **5758807 thous. rubles.** The reserve capital increased **2703 thous. rubles** and amounted **8562 thousand rubles.** Profit and loss surplus of the previous years decreased **40536 thous. rubles** and amounted **270192 thous. rubles.** Profit and loss surplus of the reporting period amounted **525000 thous. rubles.**

Increase of Company's capital is connected with putting into operation capital assets (long term assets increased by the end of the year **415784 thous. rubles**).

Circulating assets of the Company include :

- Production inputs in sum **205806 thous. rubles** (decrease compared with the beginning of the year amounted **27563 thous. rubles**);
- Short –term accounts receivable in sum **693660 thous. rubles**, including **358840 thous. rubles** of energy consumers' indebtedness ;
- VAT (acc. 19) in sum **249728 thous. rubles.** , increase compared with the beginning of the year 2003 - **115288 thous. rubles.** Increase of abstracted cash assets in this balance sheet account is connected with the capital construction. Due to substantial putting into operation capital assets during November- December 2003 , VAT deduction as concerns this objects of capital assets will be fulfilled in 2004 .

Circulating assets of the Company as of 01.01.04 amounted **1313147 thous. rubles,** or **2125467 thous. rubles** less than at the beginning of the year. Decrease of circulating assets amount is due mainly to offset of long –term accounts receivable.

Correlation of the amount of accounts receivable and abstracted assets as concerns VAT (acc. 19) and loan debts and account payable is equal to 1.02, which is optimal result .

Cash assets as of the end of 2003 amounted **99244 thousand rubles.**

Circulating assets of the Company are formed at the expense of sales proceeds of electric and thermal power and rendering of services.

Among factors affecting the forming of circulating assets is policy of the State in electric energy price regulation, tax policy and financial situation of electric energy consumers.

### 4.3.2. Adequacy of capital and circulating assets of issuer.

Capital and circulating assets of the Company permit it to settle in current liabilities . JSC "Rostovenergo" has no past-due indebtedness to suppliers of electricity from FWMEP, fuel suppliers, in remuneration of personnel labor , to the budgets of all levels and to shareholders (dividends).

In the situation of spot time spreads , caused by nonconcurrency of schemes of financial flows movement from electricity consumers to the Company and from the Company to main suppliers , temporal deficiency of circulating assets is covered at the expense of short-term bank loans.

### 4.3.3. Cash assets

Cash assets of JSC "Rostovenergo" are formed mainly at the expense of proceeds from sale of electric and thermal energy , rendering services and works. Demand of the Company in cash assets in correspondence with production program and on basis of tariffs amounts **11408 mln. rubles.**

Possibility to get bank loans is ensured by contractual relationship with banks. The Company attracts borrowed assets only for short-term objectives , for the most part in regime of overdraft.

The Company has no arrested bank accounts or unfulfilled collection letters. In files of banks, which render services to JSC "Rostovenergo" there are no claims **of creditors** .

### 4.3.4 Financial investments of the issuer.

Juridical persons the authorized capital stock of which is in possession of issuer not less than 10 % :

Kind of securities: ***Odinary shares***

Name : ***AOZT "Gas-turbine technologies"***

Location : ***Rostov-on-Don***

Mailing address : ***330 Pobedy street, 344111 Rostov-on-Don***

State registration numbers of issues of emissive securities and dates of state registration: ***there are no information***

Registration agencies which carried out the state registration of issues of emissive securities: ***there are no information***

Amount of securities in possession of issuer : ***5000***

Nominal value of securities : ***1ruble.***

The total book value of securities in possession of issuer : ***5000,0 rubles.***

Size of dividend for preference shares, payout period : ***0***

Size of announced dividend for ordinary shares, payout period : ***0***

Issuer's share in authorized capital stock of the juridical person: ***50 %***

Kind of securities : ***Odinary shares***

Name : ***Experimental TPP***

Location : ***Krasny Sulin 346373, Rostov region***

Mailing address: ***Krasny Sulin 346373, Rostov region***

State registration numbers of issues of emissive securities and dates of state registration: **N** ***1649 of 01.08.2002***

Registration agencies which carried out the state registration of issues of emissive securities: ***IIRTS RF: Krasny Sulin , Rostov region***

Amount of securities in possession of issuer : ***640000***

Nominal value of securities : ***100 rubles.***

The total book value of securities in possession of issuer : ***64000000,0 rubles.***

Size of dividend for preference shares, payout period : ***0***

Size of announced dividend for ordinary shares, payout period : ***0***

Issuer's share in authorized capital stock of the juridical person: ***39.6 %***

Kind of securities : ***Odinary shares***

Name : ***JSC "Energougol"***

Location ***: Shakhty***

Mailing address: ***187/189 Sovetskaya street 346500 Shakhty***

State registration numbers of issues of emissive securities and dates of state registration: ***N 58-1-1144 of 30.01.1995***

Registration agencies which carried out the state registration of issues of emissive securities: ***Administration of Shakhty , Rostov region***

Amount of securities in possession of issuer : ***82500***

Nominal value of securities : ***1 ruble.***

The total book value of securities in possession of issuer : ***82500, 0 rubles.***

Size of dividend for preference shares, payout period : ***0***

Size of announced dividend for ordinary shares, payout period : ***0***

Issuer's share in authorized capital stock of the juridical person: ***16.5 %***

Kind of securities : ***Odinary shares***

Name : ***AOZT TXA***

Location ***: Volgodonsk***

Mailing address: ***347340 Volgodonsk -13***

State registration numbers of issues of emissive securities and dates of state registration: ***N 630 of 30.04.1992***

Registration agencies which carried out the state registration of issues of emissive securities: ***Administration of Volgodonsk , Rostov region***

Amount of securities in possession of issuer : ***800***

Nominal value of securities : ***5,0 ruble.***

The total book value of securities in possession of issuer : ***4000,0 rubles.***

Size of dividend for preference shares, payout period : ***0***

Size of announced dividend for ordinary shares, payout period : ***0***

Issuer's share in authorized capital stock of the juridical person: ***13.34 %***

**4.3.5. Intangible assets of issuer**

**4.4. Information about politics and expenses of issuer in the field of scientific and technological development , licenses and patents , new elaboration and researches.**

Politics of JSC "Rostovenergo" in 2003 in the field of scientific and technological development was aimed at the improvement of technical and economic indices and performance reliability of

energy equipment, reduction of technical and commercial losses. Technical and investment proposals for re-equipment of boiler-house N 3 of Rostov Thermal Networks with gas-turbine topping and boiler-house of Rostov TPP-2 with installation of backpressure turbines for generation of additional electric energy.

Financing of research efforts and development projects in JSC "Rostovenergo" was fulfilled at the expense of SRECW funds in the tariff for (15705 thous. rubles).

Content of fulfilled works amounted 9903 thous. rubles

Information about patents for invention:

1.Patent for invention N 2180982 of 27.03.02 "Device for electricity supply"
(Sveshnikov V.I., Kushnarev F.A., Kopilov V.V.), period of validity – 20 years.

2. Certificate for useful model of 18.01.00 "Device for detection of short-circuited laps on secondary windings of current transformers"
(Kushnarev F.A., Grabovskov S.N., Nagay V.I., Podgorny D.E.), period of validity – 8 years.

**4.5. Analysis of development trends in principal activity of issuer**

Principal types of products

| Index | 1999 | 2000 | 2001 | 2002 | the 4th quarter 2003 |
|---|---|---|---|---|---|
| Electricity | | | | | |
| sales , mln Wh | 9806,9 | 10434,1 | 10680,7 | 10705,7 | 10568,118 |
| commodity output, mln.rubles | 2730,5 | 3969,0 | 5545,8 | 6594,7 | 8035,7 |
| Thermal energy | | | | | |
| sales, thous. Gcal | 4027,7 | 3979,0 | 4086,2 | 3862,7 | 3777,548 |
| commodity output, mln.rubles | 616,5 | 732,9 | 858,2 | 966,8 | 1207,7 |
| Other proceeds, mln.rubles | 302,1 | 252,3 | 304,1 | 397,8 | 367,8 |
| Total proceeds | 3649,1 | 4954,2 | 6708,1 | 7959,3 | 9611,2 |

There are operative data as of 26.11.04.

Principal activities of JSC "Rostovenergo" - generation, transmission and distribution of electric and thermal energy.

During the reported period the capitalization of JSC "Rostovenergo" increased and the Company shifted from the 15th to the 12th place among the electroenergetics companies.

The capitalization of the electroenergetics companies

| N | Name | capitalization , $ mln | % | Changes compared with 04.11.03,% |
|---|---|---|---|---|
| 1 | RAO "UES of Russia" | 11445.8 | 69.70 | 3.08 |
| 2 | Mosenergo | 1868.3 | 11.38 | -7.13 |
| 3 | Irkutskenergo | 551.5 | 3.36 | 6.35 |
| 4 | Lenenergo | 465.4 | 2.83 | 2.91 |
| 5 | Bashkirenergo | 320.0 | 1.95 | 1.71 |
| 6 | Sverdlovskenergo | 221.4 | 1.35 | 21.03 |
| 7 | Kranoyarskenergo | 216.8 | 1.32 | -5.28 |
| 8 | Samaraenergo | 216.0 | 1.32 | -2.42 |
| 9 | Konakovskaya SDPP | 178.4 | 1.09 | -2.93 |
| 10 | Chelyabinskenergo | 134.2 | 0.82 | 8.20 |
| 11 | Novosibirskenergo | 121.8 | 0.74 | -2.70 |
| 12 | Rostovenergo | 96.8 | 0.59 | 0.23 |
| 13 | Volzhskaya HPP | 96.7 | 0.59 | -4.66 |
| 14 | Tulaenergo | 83.2 | 0.51 | -6.04 |
| 15 | Volgogradenergo | 73.5 | 0.45 | -9.63 |
| 16 | Arkhenergo | 55.6 | 0.34 | -5.59 |
| 17 | Zeyskaya HPP | 49.3 | 0.30 | -3.81 |
| 18 | Chitaenergo | 48.0 | 0.29 | -0.84 |
| 19 | Vologdaenergo | 42.7 | 0.26 | - |

| | | | | |
|---|---|---|---|---|
| 20 | Uljanovskenergo | 27.8 | 0.17 | 0.00 |
| 21 | Votkinskaya HPP | 27.7 | 0.17 | 0.20 |
| 22 | Orelenergo | 25.5 | 0.16 | 0.00 |
| 23 | Kalugaenergo | 24.1 | 0.15 | -0.74 |
| 24 | Voronezhenergo | 21.2 | 0.13 | 14.18 |
| 25 | Bryanskenergo | 8.8 | 0.05 | 1.37 |
| | Total | 16420.7 | 100.00 | -0.71 |

Capitalization is calculated for all electroenergetics companies , the ordinary shares of which had quoted price in data base AK&M-List as of 09.12.03.

## V. Detailed information about persons belonging to authorities of issuer, control boards for financial and economic activity and brief information about personnel ( employees) of issuer.

### 5.1. Information about structure and of issuer's authorities

The authorities of the Company are as follows :

- **General meeting of shareholders;**
- **Directors' Board;**
- **Administrative Board ;**
- **Director General.**

### Article 10. General meeting of shareholders

10.1. General meeting of shareholders is superior body of the Company.

10.2. Competence of General meeting of shareholders include the following items :

1) inserting amendments into the Company's Charter or approval of new version of Charter;

2) reorganization of the Company;

3) dissolution of the Company , appointment of dissolution commission and approval of interim and final dissolution balances;

4) determination of quantity , nominal value, category ( type) announced shares and rights given by these shares ;

5) increase of authorized capital stock of the Company by means of increase of nominal value of shares or by additional stock floatation.;

6) decrease of authorized capital stock of the Company by means of decrease of nominal value of shares due to purchase by the Company some amount of stocks to decrease total quantity and by means of retirement of purchased or bought out stocks;

7) splitting and consolidation of the Company's stocks;

8) decision-making about floatation of the Company's bonds , converted into stocks , and other emissive securities, converted into stocks;

9) election of Directors' Board members of the Company and anticipatory termination of their authorities ;

10) election of Inspection Commission members of the Company and anticipatory termination of their authorities ;

11) approval of the Company's Auditor;

12) decision-making about devolution of authority of the sole executive body of the Company to management company (manager) ;

13) approval of annual reports , annual accounting report , including profit and loss statement of the Company , and distribution of profit , including dividend payment (announcement) , and Company's losses for the financial year;

14) determination of procedure of general meeting of shareholders' conducting;

15) decision-making about approval of bargain in cases specified by the Article 83 of the Federal Law "About Joint Stock Companies" ;

16) decision-making about approval of large bargains in cases specified by the Article 79 of the Federal Law "About Joint Stock Companies"

17) decision-making about participation in holding companies, financial and industrial groups , associations and other unions of commercial organizations;

18) approval of internal documents , regulating activity of Company's organs;

19) decision-making about payment to members of Inspection Commission material remuneration and (or) compensations ;

20) decision-making about payment to members of Directors' Board material remuneration and (or) compensations ;

21) decision of other questions, specified by the Federal Law "About Joint Stock Companies"

10.3. Issuers which are within the competence of the general meeting of shareholders can not be delegated for solution to Directors' Board, Administrative Board or Director General of the Company .

## Article 15. Company's Board of Directors

15.1 Company's Board of Directors conducts general management of the Company's activity, with the exception of matters within competence of the General meeting of the shareholders, in accordance with the Federal Law "About Joint Stock Companies" and this Charter.

Competence of the Company's Board of Directors covers the following matters:

1) determination of priority guidelines in the Company's activity;

2) convocation of annual and extraordinary General meeting of the Company's

shareholders, with the exception of events, envisaged by clause 14.8, art.14 of this Charters, as well as declaring of date of new General meeting of the shareholders, to be held instead of abandoned one owing to quorum absence;

3) approval of the agenda for the General meeting of the Company's shareholders;

4) election of the Secretary of the General meeting of the shareholders;

5) Determination of draw up date of the list of Company's persons, entitled to participate in the General meeting of the shareholders, and other matters related to preparation and holding of the General meeting of the Company's shareholders;

6) presenting of issues, envisaged by sub-clauses 2,5,7,8,12-19, clause 10.2, art. 10 of this Charter, for decision of the General meeting of the Company's shareholders;

7) Placing of shares and other issue securities by the Company, with the exception of events, determined by the Federal Law "About Joint Stock Companies"

and this Charter;

8) approval of decision on issue of securities, issue of securities prospectus, and issue of securities report, as well as approval of securities issuer quarterly reports and Company's shares purchase reports;

9) appraisal (pecuniary valuation) of the property, value of issue securities placement and repurchase in the events, envisaged by the Federal Law "About Joint Stock Companies" , and during settlement of the matters mentioned in sub-clauses 21, 39, clause 15.1 of this Charter;

10) purchase of shares, bonds, and other issue securities, placed by the Company, in the events, envisaged by the Federal Law "About Joint Stock Companies";

11) alienation (selling) of the Company's shares, obtained by the Company as a result of their purchase or redemption from the Company's shareholders;

12) election of the Company's Director General and pre-term revoke of his (her) authorities;

13) Administrative Board members election, pre-term revoke of their authorities, and determination of remuneration and compensation for them;

14) recommendations for the General meeting of the Company's shareholders on amount of remuneration and compensation, paid to Company's Auditing committee members, and determination of remuneration for Auditor's services;

15) recommendations on amount of share dividend amount and payment order;

16) approval of internal Company's regulations concerning order of Company's funds set up and use;

17) decision on use of Company's funds; approval of account evaluation for special funds use, analyzing results of special funds use;

18) approval of internal Company's regulations, with the exception of internal regulations to be approved by General meeting of the shareholders, as well as other internal regulations, that should be approved by Company's executive bodies;

19) approval of annual (quarterly) business plan, Company's budget, and report of business plan and Company's budget execution;

20) establishment of affiliated branches and representative offices of the Company and liquidation thereof;

21) taking a decision on Company's participation in other organizations (including coordination of constitutive documents), change of participation share (number of shares, share and portion size), and termination of the Company's participation in other organizations;

22) policy forming and decisions concerning receiving and issue of loans, warranties, pawns, signing credit agreements, contracts of debt and lien by the Company;

23) major transactions approval, when envisaged by the Federal Law "About Joint Stock Companies", chapter X;

24) transactions approval, when envisaged by the Federal Law "About Joint Stock Companies" , chapter XI;

25) approval of Company's Registrar appointment, provisions of contract with Registrar, as well as contract cancellation;

26) election of Chairman of Board of Directors and pre-term revoke of his (her) authorities;

27) election of Deputy Chairman of Board of Directors and pre-term revoke of his (her) authorities;

28) election of Secretary of Board of Directors and pre-term revoke of his (her) authorities;

29) assume of obligations by the Company regarding bill of exchange (decisions on issue of promissory note or transfer note by the Company);

30) changes in general structure of the Company's executive bodies;

31) coordination of candidates for certain positions in the Company's executive bodies, determined by the Board of Directors;

32) decision on suspension of management organization (manager) authorities;

33) decision on appointment of acting Company's Director General in the events, envisaged by clauses 19.11, 19.12 of this Charter;

34) bringing of Company's Director General and Administrative Board members to disciplinary responsibility and their reward, in accordance with labor legislation of the Russian Federation;

35) considering of Director General reports on the Company's activity (including fulfillment of his (her) administrative duty), and on execution of General meeting of the

shareholders and Company's Board of Directors decisions;

36) approval of procedure of the Company's interaction with organizations with Company's participation;

37) forming of the Company's (Company's representatives) position on the following agenda issues of general meetings of the shareholders and sittings of boards of directors of subsidiaries and dependant economical communities (including voting by agenda issues): corresponding economical community liquidation, economical community reorganization, determination of numerical composition of community's board of directors, nominating and election of its members, pre-term revoke of their authorities, determination of limiting declared shares size, community's charter capital increasing by means of shares nominal value augmentation, or additional shares placing, splitting or consolidation of the economical communities' shares, major transactions performing, determination of agenda for general meeting of the shareholders (participants), decisions on community's participation in other organizations;

38) forming of the Company's (Company's representatives) position on the following agenda issues of general meetings of the shareholders and sittings of boards of directors of subsidiaries and dependant economical communities (including voting by agenda issues): change or amend to constitutive documents of the organization, decision on change of participation share and termination of the community's participation in other organizations;

39) preliminary approval of decisions on transactions concerning Company's non-negotiable instruments, in the amount 10 to 25 percent of these instruments balance value by date of such decision, and also concerning shares or parts in subsidiaries and dependant economical communities in the amount more than 10 percent of their charter capitals;

40) appointment of the Company's representatives for participation in supreme managerial bodies of the organizations, of any organizational and legal form, in which the Company takes part;

41) nomination of candidates for sole executive authority of the organizations, of any organizational and legal form, in which the Company takes part;

42) determination of the Company's insurance protection policy, including approval of the Company's Insurer;

43) approval of the candidate for independent appraiser(s) for evaluation of shares, property, and other Company's assets value in the events, envisaged by the Federal Law "About Joint Stock Companies" and this Charter;

44) other matters, that are in competence of the Board of Directors, according to the Federal Law "About Joint Stock Companies" and this Charter.

15.2 *The matters within competence of the Board of Directors may not be transferred to* Director General or Company's Administrative Board.

## Article 20. Administrative Board of the Company

20.1 Administrative Board of the Company acts on the basis of this Charter, as well as Regulations for Administrative Board, that is approved by the General meeting of the shareholders. These Regulations determine terms and procedure for convocation and holding of the sittings, as well as procedure of decision-making.

20.2 Competence of the Administrative Board covers the following matters:

-decisions on matters within competence of supreme managerial bodies of economical communities, 100 (one hundred) percent of charter capital of which belongs to the Company (taking into consideration sub-clauses 37, 38, art. 15.1 of this Articles);

-preparation of financial and economical activity reports concerning economical communities, 100 (one hundred) percent of charter capital of which belongs to the Company, and presenting them to the Board of Directors for consideration;

-development of perspective programs for main directions of the Company's activity, and presenting them to the Board of Directors for consideration;

-approval of internal Company's regulations determining form, structure and content of the Company's annual report;

-preparation of annual (quarterly) business plan, Company's budget, and annual (quarterly) report of business plan and Company's budget execution;

-preparation of report concerning Company's financial and economical activity and execution of decisions of the General meeting of the shareholders and Board of Directors;

-approval of plans and measures for training and professional development of the Company's employees;

-establishing of social benefits and guarantees for the Company's employees;

-decisions on transactions concerning property, work, or services of value in the amount 1 to 25 percent of the Company's assets balance value, by date of such decision (with the exception of events, envisaged in sub-clause 39, clause 15.1 of this Charter);

-considering of Company's Deputies Director General and Heads of Company's departments reports on execution of approved plans, programs, guidelines, as well as considering of reports, documents and other information concerning activity of the Company and its subsidiaries and dependant societies;

-other matters related to the Company's day-to-day activity management, in accordance with decisions of the General meeting of the shareholders, Company's Board of Directors, as well as issues presented by Company's Director General for consideration of the Administrative Board.

20.3 Administrative Board members are elected by the Company's Board of Directors in number of 10 (ten) persons, by proposal of Company's Director General.

Should Company's Board of Directors rejects candidates for the Administrative Board

members, proposed by Company's Director General, the Company's Board of Directors has the right to elect candidates, proposed by Company's Board of Directors member(s), as members of the Administrative Board.

**Article 21. Director General of the Company**

21.1 Director General manages Company's day-to-day activity in accordance with decisions of the General meeting of the shareholders, Company's Board of Directors and Managerial Board, that are taken within their competence.

21.2 Competence of Company's Director General covers all matters of the Company's day-to-day activity management, with the exception of matters within competence of the General meeting of the shareholders, Company's Board of Directors and Administrative Board.

21.3 Company's Director General acts on behalf of the Company without power of attorney, taking into consideration restrictions imposed by the legislation in force, this Charter and decisions of the Company's Board of Directors. He (she):

-provides execution of the Company's activity plans, required for achievement of its goals;

-organizes book-keeping and accounting in the Company;

-manages Company's property, concludes transactions on behalf of the Company, issues powers of attorney, opens Company's settlement accounts and other accounts in banks, other lending agencies (and career participants of equity market, in events, envisaged by law);

-issues orders, approves (accepts) instructions, local regulations, and other internal documents of the Company on issues of his (her) competence; gives directives, obligatory for all Company's employees;

-approves Statutes on affiliated branches and representative offices of the Company;

-approves general structure of the Company's executive mechanism;

-approves staff list and official salary for the Company's employees, according to general structure of the Company's executive mechanism;

-exercise rights and duties of employer in respect of the Company's employees, envisaged by labor legislation;

-functions as Chairman of the Company's Administrative Board;

-distributes duties among Deputies Director General;

-presents financial and economical activity reports concerning subsidiaries and dependant societies, shares (parts) of which belongs to the Company, to the Board of Directors for consideration, along with information on other organizations with participation of the Company, with the exception of events, envisaged by sub-clause 2), clause 20.2 of this Articles;

- presents annual report, accounting report, Company's profit and loss report, Company's profit and loss distribution to the Board of Directors for consideration, not later than 45 (forty five) days prior to date of the annual General meeting of the Company's shareholders;

-settles other matters concerning the Company's day-to-day activity, with the exception of matters within competence of the General meeting of the shareholders, Company's Board of Directors and Administrative Board.

21.4 Director General is elected by the Company's Board of Directors, by a majority vote from the Company's Board of Directors members, taking part in the sitting.

Nomination of candidates for position of Company's Director General to be elected by the Company's Board of Directors, is performed in order determined by Company's Board of Directors activity regulations.

**5.2. Information about persons , forming the authorities of the issuer**

**Membership of Directors' Board :**

Chairman of Directors' Board : ***Burnashev Dmitry Alexandrovich***

Members of Directors' Board :
*1.* ***Burnashev Dmitry Alexandrovich*** , Birthdate: ***1964***
Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1998 – 2001*** Organization : ***JSC "Orelenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General***

Period: ***2001 – current time*** Organization : ***JSC RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***Depyty head, head of Department for economics of holding and associated companies JSC RAO UESR***

***2. Kushnarev Fedor Andreevich*** , Birth date: ***1944***
Share in authorized capital: ***0,1%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1994 – current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Director General***

***3. Kostenko Vladimir Ivanoch,*** Birth date: ***1955***
Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1997 – 2000*** Organization : ***JSC RAO "UES of Russia"***

Scope of activity: ***power engineering***

Post : ***Deputy head of Department for work with regions , joint stock companies***

Period : ***2000 – 2001*** Organization : ***JSC RAO "UES of Russia"***

Scope of activity: ***power engineering***

Post : ***Head of Department for work with regions , joint stock companies***

Period: ***2001 – current time*** Organization : ***JSC RAO "UES of Russia"***

Scope of activity: ***power engineering***

Post : ***Head of Department for on-line inspection and activity coordination of subsidiary and dependent energy companies JSC RAO UESR***

*4. Slobodin Michail Yurjevich* , Birth date : *1972*

Share in authorized capital: ***no share***

Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :

Period : ***1999 - 2000*** Organization : ***JSC "NTMK" "Nizhnetagilsky MC"***

Scope of activity: ***metallurgy industry***

Post : ***Deputy Director General of economics and finance***

Period : ***2000 – 2001*** Organization : ***CC "Renova" Moscow***

Scope of activity : ***Consulting***

Post : ***Director of Regional Development Department***

Period : ***2001 – 2002*** Organization : ***JSC "Irkutskenergo"***

Scope of activity: ***power engineering***

Post : ***Financial Director , 1st Deputy Director General of economics and finance***

Period : ***2002 – current time*** Organization : ***JSC "Tumenskaya Neftyanaya Company - Management"***

Scope of activity : ***petroleum production***

Post : ***Director of Department of power engineering development***

Period : ***2003 – current time*** Organization : ***CC "Complex Energy Systems"- Moscow***

Scope of activity : ***power engineering***

Post : ***Director General (pluralistically)***

*5. Visokov Vasily Vasiljevich* , Birth date: ***1955***

Share in authorized capital: ***no share***

Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :

Period : ***1999 - 2001*** Organization : ***JSC "Souz-Tzentr"***

Scope of activity: ***investment***

Post : ***Head of Directors' Board***

Period : ***2001 –current time*** Organization : ***JSC CB "Tzentr -Invest"***

Scope of activity: ***bank activity***

Post : *Chairman of Directors' Board ( President )*

*6. Nikitin Danil Nikolaevich,* Birth date: *1972*
Share in authorized capital: *no share*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1999 – 2000* Organization : *JSC RAO "UES of Russia"*
Scope of activity: *power engineering*
Post : *Deputy head of Department of corporate politics*

Position for the last 5 years :
Period : *2000 - current time* Organization : *JSC RAO "UES of Russia"*
Scope of activity: *power engineering*
Post : *the 1st Deputy head of Department of corporate politics*

*7. Rubanov Alexander Iosifovich,* Birth date: *1959*
Share in authorized capital: *no share*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1998- current time* Organization : *JSC "MezhregionEnergo"*
Scope of activity: *Consulting*
Post : *Director General*

*8. Nazarov Sergey Makarovich,* Birth date: *1961*
Share in authorized capital: *no share*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1998- current time* Organization : *Administration of Rostov Region*
Scope of activity: *public administration*
Post : *Deputy Head of Rostov Regional Administration*

*9. Panov Petr Alexandrovich,* Birth date: *1951*
Share in authorized capital: *no share*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1998 – 2000* Organization : *RAO "UES of Russia"*
Scope of activity: *power engineering*
Post : *The main expert of secretariat of managerial Board RAO UESR Chairman*

Period : *2000- current time* Organization : *RAO "UES of Russia"*
Scope of activity: *power engineering*
Post : *The first deputy of Department - secretariat of managerial Board RAO UESR Chairman*

*10. Sitnikov Evgeny Grigorjevich,* Birth date: *1938*

Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1997 – current time*** Organization : ***Representation of RAO "UES of Russia" "Yuzhenergo"***
Scope of activity: ***power engineering***
Post : ***Director General***

**Membership of Administrative Board:**

*1.* ***Kushnarev Fedor Andreevich ,*** Birth date: ***1944***
Share in authorized capital: ***0,1%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1994 – current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Director General***
Tel: **(8632) 38-53-59**
Fax: **(8632) 38-53-66, 38-51-66**

Period: ***1999 - наст. время*** Organization : ***JSC "Gasenergo"***
Scope of activity: ***power engineering***
Post : ***Member of Directors' Board***

Period: ***2000 - наст. время*** Organization : ***JSC "CB Tzentr-Invest"***
Scope of activity: ***bank activity***
Post : ***Member of Directors' Board***

*2.* ***Vershinin Leonid Borisovich,*** Birth date: ***1948***
Share in authorized capital: ***0%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1998 – 2000*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General - Chief engineer***

Period : ***2000 – 2003*** Organization : ***Subsidiary JSC "Rostovenergo" – RTPP-2***
Scope of activity: ***power engineering***
Post : ***Chief engineer***

Period : ***2003- current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General - Chief engineer***

*3.* ***Belousov Alexander Gennadjevich,*** Birth date: ***1951***

Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1998 – 2001*** Organization : ***JSC "Rostovenergo" Southern Electrical Networks***
Scope of activity: ***power engineering***
Post : ***Chief engineer, Director***

Period : ***2001 - current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General***

***4. Podobnaya Nina Yakovlevna,*** Birth date: ***1956***
Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1994 – 1999*** Organization : ***JSC "Rostovenergo" Southern Electrical Networks***
Scope of activity: ***power engineering***
Post : ***Chief accontant***

Period : ***1999- current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General***

***5.Larkova Larisa Nikolaevna,*** Birth date: ***1961***
Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1992 – 2002*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy chief accountant***

Period : ***2002 – 2003*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***acting chief accountant***

Period : ***2003– current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Chief accountant***
Tel. : **(8632) 38-53-58**
Fax : **(8632) 38-53-66, 38-51-66**

***6. Fedorov Nikolay Vladimirovich,*** Birth date: ***1960***
Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :

Period : *1998 – 2003* Organization : *JSC "Rostovenergo" South- Eastern Electrical Networks*
Scope of activity: *power engineering*
Post : *Director*

Period : *2003 - current time* Organization : *JSC "Rostovenergo"*
Scope of activity: *power engineering*
Post : *Deputy Director General*

*7.Mikhailovsky Vladimir Vladimirovich* , Birth date: *1944*
Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1994 –current time* Organization : *JSC "Rostovenergo" Rostovenergonaladka*
Scope of activity: *power engineering*
Post : *, Director*

*8. Zdorovezt Vladimir Viktorovich ,* Birth date: *1959*
Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1992 – current time* Organization : *JSC "Rostovenergo" Agricultural Farm "Sokolovskoe"*
Scope of activity: *agriculture*
Post : *Director*

*9. Cheryarin Alexander Vladimirovich,* Birth date: *1973*
Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1995 – 2000* Organization : *JSC "Rostovenergo"*
Scope of activity: *power engineering*
Post : *Jurisconsult of 1st category , head of sector of juridical department*

Period : *2000 - current time* Organization : *JSC "Rostovenergo"*
Scope of activity: *power engineering*
Post : *Head of centralized juridical department*

**Person, acting as sole executive board of issuer : Kushnarev Fedor Andreevich**

All members of Directors' Board, Administrative Board and Inspection Commission don't relate each other.

**5.3. Information about amount of remuneration, preferences and /or refund of charges according to every authority of issuer**

Burnashev D.A. – 248073 rubles.

Kostenko V.I. – 180910 rubles .
Slobodin M.Y. – 112935 rubles .
Visokov V.V. – 203026 rubles .
Nikitin D.N. – 212579 rubles .
Rubanov A.I. - 112935 rubles .
Sitnikov E.G. – 248073 rubles .
Panov P.A. – 123018 rubles .
Nazarov S.M. – 0 rubles .

**5.4. Information about structure and competence of control bodies of financial and economic activity of issuer**

Internal control of financial and economic activity of JSC "Rostovenergo" is fulfilled by the group of internal audit (GIA). Term of work of this department is not limited. GIA includes a head and two experts in accounting and taxation.
The main functions of this department are : validity check of accounting and reports , correspondence of financial and economic operations to normative documents and accounting policy of JSC "Rostovenergo" , accuracy of taxation and tax legislation compliance , preservation of cash assets , stocks of materials and capital equipment.

**5.5. Information about members of control bodies of financial and economic activity of issuer**

Membership of Inspection Commission :

1. **Glushenko Alexey Dmitrievich – Head of Department for asset management of CC "Complex Energy Systems"**
   There are no ordinary shares of issuer in possession of this person.
2. **Block Andrey Yurjevich - Auditor of JSC "Rostovenergo"**
   There are no ordinary shares of issuer in possession of this person
3. **Korobenkov Sergey Semenovich – Chief expert of Department for Financial Audit of RAO UESR.**
   There are no ordinary shares of issuer in possession of this person .
4. **Lampitsky Stanislav Yankovich – Advisor for work of inspection commissions Representation Yuzhenergo**
   There are no ordinary shares of issuer in possession of this person .
5. **Mogutcheva Yulia Borisovna – Chief expert of Corporate Policy Department of RAO UESR.**
   There are no ordinary shares of issuer in possession of this person .

Members of control bodies of financial and economic activity of issuer , members of Directors' Board, Administrative Board and person executing functions of sole executive body are not related each other.

**5.6. Information about amount of remuneration, preferences and /or refund of charges according to members of control body of financial and economic activity of issuer**

Glushenko Alexey Dmitrievich – 0 rubles.
Block Andrey Yurjevich – 31557 rubles.
Korobenkov Sergey Semenovich – 47336 rubles.
Lampitsky Stanislav Yankovich – 31557 rubles
Mogutcheva Yulia Borisovna – 31557 rubles

**5.7. Information about number and generalized data about education of issuer's employees and changes in number of issuer' s employees.**

The report for the fourth quarter doesn't contain this information.

**5.8. Information about any issuers liabilities to employees, regarding their opportunity to participate in authorized capital stock of issuer.**

The issuer has no option for the reporting date.

## VI. Information about participants ( shareholders ) of issuer and transactions in which the issuer was interested.

**6.1. Information about total number of shareholders of issuer**

Total number of shareholders of issuer : *7 147*

**6.2. Information about participants ( shareholders) of issuer , which possess not less than 5 % of its authorized capital stock or not less than 5% of its ordinary shares , as well as information about participants ( shareholders ) of such persons, possessing not less than 20 % of authorized capital stock or not less than 20 % of their ordinary shares.**

Name : LC *"Central Moscow Depositary" ( nominal holder of RAO " UES of Russia")*
Location : *Moscow*
Mailing address : *22 Olchovskaya str. 107066 Moscow*
Share in authorized capital stock : *48.45 % (nominal holder)*
Shareholders ( participants), possessing not less than 25 % of authorized capital stock (participant) of issuer : there are no such persons

Name : *ING Depositary \"ING Bank (Eurasia )(CC)"*
Location : *31 Krasnaya Presnya 123022 Moscow*
Mailing address : *31 Krasnaya Presnya 123022 Moscow*
Share in authorized capital stock : *30.31 % (nominal holder)*
Shareholders ( participants), possessing not less than 25 % of authorized capital stock (participant) of issuer: there are no such persons.

**6.3. Information about share of the State or municipal unit in authorized capital stock of issuer, availability of special right ( "golden share")**

Share of authorized capital stock , which is in state ( municipal) ownership :
***There is no such share***
Holding of shares, fixed in state (municipal) ownership :
***There is no such share***
Availability of special right for participation of RF, subjects of RF, municipal units in management of issuer ("golden share"):
***not provided for***

**6.4. Information about restrictions for participation in authorized capital stock of issuer**

There are no restrictions for participation in authorized capital stock.

**6.5. Information about changes in membership and participation amount of shareholders (participants) of issuer , possessing not less than 5 % of its authorized capital stock ( share fund ) or not less than 5% of its ordinary shares**

As of 28.02.99 : A list of persons which has right to take part in general meeting of shareholders (participants ) of issuer for 1998 :

Name : ***RAO "UES of Russia"***
Share in ACS: ***62.76 %***

Name : CC ***"Branswick Warburg Nominis "***
Share in ACS : ***10.68 %***

Name : ***AOZT "ABN AMRO Bank"***
Share in ACS : ***5.95 %***

As of 13.03.00 : A list of persons which has right to take part in general meeting of shareholders (participants ) of issuer for 1999

Name : ***LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")***
Share in ACS : ***48.43 %***

Name : ***CC "Branswick Warburg Nominis "***
Share in ACS : ***10.33 %***

Name : ***AOZT "ABN AMRO Bank"***
Share in ACS : ***7.53 %***

As of 02.05.01 : A list of persons which has right to take part in general meeting of shareholders (participants ) of issuer for 2000

Name : ***LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")***
Share in ACS : ***48.43 %***

Name ***: ING Bank (Eurasia)***
Share in ACS : ***10.46 %***

Name : ***CC "Branswick Warburg Nominis "***
Share in ACS : ***8.94 %***

Name : ***CC "Depositary – clearing Company"***
Share in ACS : ***7.13 %***

As of 17.04.02 : A list of persons which has right to take part in general meeting of shareholders (participants ) of issuer for 2001

Name : ***LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")***
Share in ACS : ***48.45 % (nominal holder)***

Name ***: ING Bank (Eurasia)***

Share in ACS : ***12.02 % (nominal holder)***

Name : ***CC "Branswick Warburg Nominis "***
Share in ACS : ***7.95 % (nominal holder)***

Name : ***CC "Depositary – clearing Company"***
Share in ACS : ***7.07 % (nominal holder)***

As of 23.04.03 : A list of persons which has right to take part in general meeting of shareholders (participants ) of issuer for 2002

Name : ***LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")***
Share in ACS : ***48.45 %***

Name : ***ING Depositary \"ING Bank (Eurasia )(CC)"***
Share in ACS : ***20.68 %***

**6.6. Information about transactions in which issuer was interested**

There were no transactions in which issuer was interested

**6.7. Information about accounts receivable**

The report for the fourth quarter doesn't contain this information.

## VII. Accounting report of issuer and other financial information

**7.1. Annual accounting report of issuer**

The report for the fourth quarter doesn't contain this information.

**7.2. Quarterly accounting report of issuer for the last finished reporting quarter**

The report for the fourth quarter doesn't contain this information.

**7.3. Consolidated accounting report of issuer for three last finished financial years or for each finished financial year**

The report for the fourth quarter doesn't contain this information.

**7.4. Information about total sum of export and about export share in total amount of sales.**

There is no export production

**7.5. Information about substantial changes in issuer's property constitution, which took place after the expiry date of the last finished financial year.**

There were no substantial changes in property constitution for the reporting date.

**7.6. Information about issuer's participation in legal processes in case if such participation can substantially effect the financial and economic activity of issuer.**

There were no issuer's participation in legal processes in case if such participation can substantially effect the financial and economic activity of issuer.

## VIII. Additional information about issuer and emissive stocks floatation

### 8.1. Additional information about issuer

#### 8.1.1. Information about amount, structure of issuer's authorized capital stock ( issuer's share)

Amount of authorized capital stock (rubles.): *4 054 501 932*

Division of authorized capital stock according to categories of shares :
Ordinary shares :
Total amount (rubles): *3 128 764 676*
Share in authorized capital stock: *77.16767 %*
Preference shares :
Total amount (rubles): *925 737 256*
Share in authorized capital stock : ***22.83233 %***

#### 8.1.2. Information about changes in amount of issuer's authorized capital stock ( issuer's share)

During the last 5 finished financial years, before the expiry date of reporting period , as well as during reporting period there were no changes in amount of authorized capital stock (issuer's share).

#### 8.1.3. Information about forming and usage of reserve fund and other funds of issuer

The reserve fund is not formed.

#### 8.1.4. Information about convocation procedure and conducting of meeting - supreme managerial body of the issuer.

Name of the supreme managerial body of the issuer – **General meeting of shareholders.**
Procedure of shareholders notification on the convocation of the General meeting of shareholders:

**Notification on the convocation of the General meeting of shareholders is forwarded (or handed over) to every person from the list of ones, entitled to participate the General meeting of shareholders, along with voting papers, and is published by the Company in the newspaper "Molot", not later than 20 (twenty) days (and notification on the General meeting of shareholders with agenda containing issue of the Company's reorganization - not later than 30 (thirty) days) prior to date of holding.**

**Should nominal shareholder is a person registered in the Company's shareholders registry, notification on the convocation of the General meeting of shareholders is forwarded to the address of the nominal shareholder, unless there is other postal address for sending of notifications on the convocation of the General meeting of shareholders in the list of persons, entitled to participate the General meeting of shareholders.**

Persons, who has the right to convoke ( to demand convocation ) of extraordinary general meeting , as well as the procedure of sending (presentation) of such demands :

**Extraordinary General meeting of the Company's shareholders is held by decision of the Company's Board of Directors, on basis of their own initiative, demand of the Company's**

**Auditing committee, Company's Auditor, or shareholder(s), possessing at least 10 (ten) percent of voting Company's shares by date of**

**Convocation of the extraordinary General meeting of the shareholders, held by demand of the Company's Auditing committee/ Company's Auditor, or shareholder(s), possessing at least 10 (ten) percent of voting Company's shares is performed by the Company's Board of Directors. That General meeting of the shareholders should be held within 40 (forty) days after introducing of demand to convoke extraordinary General meeting of the Company's shareholders, with the exception of event, envisaged below.**

**When suggested agenda of the extraordinary General meeting of the shareholders contains issue concerning Company's Board of Directors or Company's Auditing committee members election:**

**General meeting of the shareholders should be held within 70 (seventy) days after introducing of demand to convoke extraordinary General meeting of the shareholders.**

**Company's shareholder(s) possessing in aggregate at least 2 percent of voting Company's shares, has (have) the right to nominate candidates for members of the Company's Board of Directors or Company's Auditing committee; number of candidates should not exceed number of members of corresponding Company's body.**

**These proposals should be presented to the Company not later than 30 (thirty) days prior to holding date of the extraordinary General meeting of the shareholders. Company's Board of Directors is obliged to consider the introduced proposals and take a decision on putting of these to the agenda of the extraordinary General meeting of the shareholders, or refusal for putting to above agenda, not later than 5 (five) days after expiry of term**

The procedure of appointing the date of general meeting of shareholders : **Annual General meeting of Company's shareholders is held not earlier than two months and not later than six months after expiry of the Company's fiscal year.**

Persons, who has the right to submit proposals to the agenda of the General meeting of shareholders and procedure of such proposals submitting :

**Shareholder(s) possessing in aggregate at least 2 (two) percent of voting Company's shares, has (have) right to introduce, within 60 (sixty) days after expiry of fiscal year, issues for the agenda of the annual General meeting of shareholders and nominate candidates for the Company's Board of Directors and Company's Auditing committee; number of candidates should not exceed number of members of these bodies.**

Persons , entitled to become acquainted with the information ( data), available for preparation and conducting of general meeting and the procedure of acquaintance :

**Information (materials) concerning the agenda of the General meeting of shareholders should be available for the persons, entitled to participate the General meeting of the shareholders, at the location of the Company's executive body and other places, addresses of those are given in the notification on the convocation of the General meeting of shareholders, within following periods of time: 20 (twenty) days, and in the event of the General meeting of shareholders with agenda containing issue of the Company's reorganization - 30 (thirty) days prior to holding date of the General meeting of shareholders. Above information (materials) should be available during the meeting for the persons participating the General meeting of the shareholders.**

**Procedure of inspection by persons, entitled to participate the General meeting of the shareholders, of the information (materials) concerning the agenda of the General meeting of shareholders, and such information (materials) list are determined by decision of the Company's Board of Directors.**

**8.1.5. Information about commercial organizations in which the issuer possess not less than 5 % of authorized capital stock or not less than 5% of ordinary shares**

Full and short trade name , location: **JSC Rostov football club "Rostov" (JSC FT "Rostov"), Rostov-on-Don 1 Konnoy Army street, 4a.**

Issuer's share in authorized capital stock: **6 %.**

Share of voting stocks : **6%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

**Savvidy Ivan Ignatjevich, doesn't possess stocks of the company, head of DB,**
**Bedric Alexander Ivanovich, doesn't possess stocks of the company,**
**Belyaev Nikolay Fedorovich, doesn't possess stocks of the company,**
**Vovk Elena Viktorovna, doesn't possess stocks of the company ,**
**Kabargin Boris Alekseevich, doesn't possess stocks of the company ,**
**Lyashenko Nikolay Alexandrovich, doesn't possess stocks of the company ,**
**Razorenov Alexander Albertovich, doesn't possess stocks of the company,**
**Romanenko Yury Fedorovich, doesn't possess stocks of the company ,**
**Bortsov Sergey Yurjevich, doesn't possess stocks of the company .**

Personal staff of collective executive body ( managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Razorenov Alexander Albertovich, doesn't possess stocks of the company.**

Full and short trade name , location : JSC **"Energougol", Rostov region, Shakhty**

Issuer's share in authorized capital stock: **16,5 %.**

Share of ordinary stocks : **16,5 %.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

**Molchanov Sergey Mikchailovich, doesn't possess stocks of the company - head of DB,**
**Razdorov Anatoly Veniaminovich, doesn't possess stocks of the company,**
**Sorokin Vladimir Yurjevich, doesn't possess stocks of the company ,**
**Sokolov Sergey Vasiljevich , doesn't possess stocks of the company ,**
**Kuznetsov Alexander Ivanovich, doesn't possess stocks of the company ,**
**Starikov Vasily Nikolaevich, doesn't possess stocks of the company,**
**Vershinin Leonid Borisovich, a doesn't possess stocks of the company .**

Personal staff of collective executive body ( managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - - Molchanov Sergey Mikchailovich.**

Full and short trade name , location: **JSC Commercial Bank "Tsentr – Invest" (JSC CB "Tsentr – Invest"), Rostov-on-Don , Sokolova 62**

Issuer's share in authorized capital stock: **8,9 %.**

Share of ordinary stocks : **8,9%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization : **0.12 %.,**

Share of ordinary stocks of issuer in possession of commercial organization: **0.09%.**

Personal staff of directors board of commercial organization :

**Visokov Vasily Vasiljevich, Head of directors' board,**
**Visikova Tatyana Nikolaevna,**
**Glazman Boris Semenovich,**
**Dotsenko Avenir Stepanovich,**
**Zolotarev Vladimir Semenovich,**
**Ivanov Yury Vasiljevich,**
**Shvalev Fedor Mikhailovich,**

**Kushnarev Fedor Andreevich,**
**Pleskachev Anatoly Borisovich,**
**Losev Alexander Vasiljevich,**
**Fokin Vladimir Petrovich,**
**Khachaturyan Ferdinand Zulumatovich,**
**Cherenkov Anatoly Yakovlevich,**
**Shipilov Alexander Nikolaevich,**
**Yadlos Taras Mikhailovich.**

Personal staff of collective executive body ( managerial board, directorate) of commercial organization : no information.

Person, acting like sole executive body of commercial organization: **the Head of Managerial Board - Cherenkov Anatoly Yakovlevich .**

Full and short trade name , location : **CC " THA " Rostov region, Volgodonsk, VdTPP-2**

Issuer's share in authorized capital stock: **13,4 %**

Share of ordinary stocks : **13,4 %.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization

**Raitses Svetlana Anatolyevna, possesses 552 ordinary shares - head of DB.**
**Kuznetsov Veniamin Alexandrovich , possesses 337 ordinary shares ,**
**Plotsker Leonid Mikhailovich , possesses 325 ordinary shares**

Personal staff of collective executive body ( managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: Director General - **Shats Iosif Borisovich**

Full and short trade name , location : JSC **"Experimental TPP" Rostov region , Krasny Sulin**

Issuer's share in authorized capital stock: **39.6%.**

Share of ordinary stocks : **39.6%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Livinsky Anatoly Pavlovich, **doesn't possess stocks of the company- head of DB**
**Tumarenko Vitaly Mikhailovich, doesn't possess stocks of the company**
**Pshenichnaya Galina Anatolyevna, doesn't possess stocks of the company**
**Sverdlov Viktor Ivanovich , doesn't possess stocks of the company**
**Vershinin Leonid Borosovich , doesn't possess stocks of the company**

Personal staff of collective executive body ( managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Director General - Sverdlov Viktor Ivanovich**

### 8.1.6. Information about substantial transactions, effected by issuer

There were no such transactions

### 8.1.7. Information about credit ratings of issuer

The issuer and issuer's securities are not awarded credit rating.

## 8.2. Information about every category ( type) of issuer's shares

Number : *1*

Kind: ***inscribed non-documentary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***3 128 764 676***

Data about state registration of the issue:

Registration date: ***26.08.2003***

Registration number: ***1-01-00125-A***

Organization which fulfilled the registration : ***FSC of Russia***

Method of floatation : ***allocation of shares among shareholders***

Period of floatation : ***from 15.09.2003 till 15.09.2003***

Current state of issue : ***allocation of shares is completed***

Amount of actually distributed securities in accordance with registered report about the result of issue: *3 128 764 676*

Amount of shares which are on balance of issuer : **0**

Information about state registration of report about results of issue : **Report about results of issue was not registered**

**Restrictions in circulation of securities of the issue** : no restrictions

Rights of owner of shares of this category (type):

***Each ordinary nominal share of the Company grants to its owner the same measure of rights.***

***Shareholders, possessing nominal shares of the Company, have the right to:***

***1) take part in the General meeting of shareholders, personally or by representatives, with vote for all issues covered by its competence;***

***2) make a proposal for agenda of the General meeting in accordance with procedure established by legislation of the Russian Federation in force and this Articles;***

***3) obtain information on Company's activity and inspect Company's documents, in accordance with the Federal Law "Public Corporations", art.91, other statutory legal acts and this Articles;***

***4) draw dividends, declared by the Company;***

***5) purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of the ordinary shares in their possession;***

***6) receive part of the Company's property in the event of liquidation;***

***7) exercise other rights envisaged by legislation of the Russian Federation in force and this Articles.***

Market information about securities of the issue :

**The shares of the issue are traded at Russian Trade system RTS**

Additional information about securities of the issue:

***Annulment of individual number of additional issue of securities and amalgamation of securities of additional issue with the securities of the issue regarding which they are additional (Notices of FCS of Russia N040418-001 of 08.07.2003 and N 053310-001 of 08.09.2003).***

Number : *1*

Kind: ***inscribed non-documentary shares***

Category: ***preference***

Type : ***A***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: *925 737 256*

Data about state registration of the issue:

Registration date: *26.08.2003*

Registration number: *2-01-00125-A*

Organization which fulfilled the registration : ***FSC of Russia***

Method of floatation : ***allocation of shares among shareholders***

Period of floatation : ***from 15.09.2003 till 15.09.2003***

Current state of issue : ***allocation of shares is completed***

Amount of actually distributed securities in accordance with registered report about the result of issue: *925 737 256*

Amount of shares which are on balance of issuer : **0**

Information about state registration of report about results of issue : **Report about results of issue was not registered**

Restrictions in circulation of securities **of the issue** : *no restrictions*

Rights of owner of shares of this category (type):

***Privileged Company's shares of type A grant to its owner the same measure of rights and are of same nominal value.***

***Shareholders, possessing privileged Company's shares of type A, have the right to:***

***1) draw dividends, declared by the Company;***

***2) take part in the General meeting of shareholders with vote for issues concerning Company reorganization or liquidation;***

***3) take part in the General meeting of shareholders with vote for issues concerning changes or amend to this Articles that restrict rights of the shareholders, possessing privileged Company's shares of type A. Decision on such change or amend is acknowledged as taken, when at least three fourth shareholders, possessing voting shares, which take part in the General meeting of shareholders (excluding shareholders, possessing privileged Company's shares of type A) and three fourth all shareholders, possessing privileged Company's shares of type A, voted for it.***

***4) purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of the privileged shares of type A in their possession;***

***5) take part in the General meeting of shareholders with vote for all issues within its competence, starting from the meeting next to annual meeting of shareholders, that, regardless of reasons, didn't make a decision to pay dividends, or made a decision to pay dividends for privileged shares of type A partially.***

***The right of the shareholders, possessing privileged shares of type A, to take part in the General meeting of Company's shareholders is terminated from the moment of first dividends payment in full for mentioned shares.***

Market information about securities of the issue :

**The shares of the issue are traded at Russian Trade system RTS**

Additional information about securities of the issue:

***Annulment of individual number of additional issue of securities and amalgamation of securities of additional issue with the securities of the issue regarding which they are additional (Notices of FCS of Russia N040418-001 of 08.07.2003 and N 053310-001 of 08.09.2003).***

**8.3. Information about previous issues of emissive securities of issuer, except for issuer's shares**

**Information about issuer's bonds .**

Number: *1*

Series: ***PO-1***

Type: ***interest-bearing***

Form of securities : ***documentary to bearer***

Nominal value of a security of the issue: ***1 000 rubles.***

Amount of securities of the issuer: ***2 200 000***

Total amount of the issue: ***2 200 000 000***

Information about state registration of the issue:

Date of registration: ***10.05.2000***

Registration number: ***4-01-00125-A***

Organization which fulfilled the registration : ***FSC of Russia***

Method of floatation : closed subscription

Period of floatation : ***from 29.05.2000 till 7.04.2001***

Current state of issue : ***all securities are redeemed***

Amount of actually distributed securities in accordance with registered report about the result of issue: ***2 200 000***

Information about state registration of report about results of issue :

Date of registration : ***24.11.2000***

Organization which fulfilled the registration : ***FSC of Russia***

Restrictions in circulation of securities **of the issue** : ***no restrictions***

Market information about securities of the issue:

***Moscow Interbank Currency Exchange. License of Ministry of Finance RF 102 of 12.11.1992, License FCS 000-00001-000001 of 24.09.1997.***
***Juridical address - Russia, 103009, Moscow, Bolshoy Kislovsky 1/13 b.1***

Information about tranches of issue:

Number of tranche : *1*

Quantity of bonds in tranche: ***1 077 652***

Amount of issue in tranche:

Procedure of identification of bonds in tranche : ***B-RTSE/01-01***

Period of floatation : ***from 30.05.2000 till 30.05.2000***

Amount of actually distributed bonds in tranche in accordance with registered report about the result of issue: ***1 077 652***:

Number of tranche : *2*

Quantity of bonds in tranche: ***1 122 348***

Amount of issue in tranche:

Procedure of identification of bonds in tranche : ***B-RTSE/01-02***

Period of floatation : ***from 8.09.2000 till 8.09.2000***

Amount of actually distributed bonds in tranche in accordance with registered report about the result of issue: ***1 122 348***

Period of bonds movement of the issue: ***from 29.05.2000 till 29.05.2003***

Bonds income of the issue :

In percents of nominal value : ***not provided***

Other property equivalent per one bond (rubles): ***not provided***

Other income and rights in bonds of issue : ***Bond coupon income in issue is provided. Bond coupon rate of each tranche is determined in volume 8 ( eight) percents per annum .***

Period of retirement : ***Bonds of each tranche are redeemed on the 1095th day from the beginning of bonds floatation of corresponding tranche. If the date of retirement is holiday, either anticipation official or for accounts , - pay-out is made in the first working day after this holiday.***

Conditions and procedure of retirement :

***1. Bonds retirement and pay-out of gaining is fulfilled in rubles of RF using cashless settlement Bonds retirement and pay-out of gaining is fulfilled by settlement agent on behalf of issuer .***

***2. Functions of settlement agent are fulfilled by the Joint-stock commercial bank "Confidential and Investment bank ", 113125, Moscow, Sadovnicheskaya street, 84/3-7; Mailing address: 103045,Moscow , Ulansky. 26.***
***The issuer can appoint additional settlement agents and cancel such appointment The official information of issuer is published in terms not later than 5 working days before the date of such appointments or cancellations in "Rossiyskaya gaseta".***

***3. Bonds retirement and pay-out of gaining, except for cases of their prescheduled retirement , is fulfilled by bonds owners, which possess bonds as of 18.00 Moscow time of the working day before the fourth working day before the date of retirement of the corresponding tranche and /or pay-out of gaining.***

***4. Not later than 3 working days before the date of retirement or the date of pay-out of gaining on them the Depositary gives to issuer and settlement agent a list of owners and / or nominal holders of bonds , including all data , specified in p. 5 of section "Conditions and procedure of prescheduled retirement"***

***5. Not later than 2 working days before the date of retirement and/or pay-out of gaining on bonds the issuer transfers necessary cash assets to the account of settlement agent.***

***6. On the basis of list of owners or nominal holders of bonds, given by the Depositary, the settlement agent accounts the sums of cash assets to be paid out to every person authorized to get sums of retirement and gaining on bonds.***

***7. On the date of retirement and /or pay-out of gaining on bonds the settlement agent transfers necessary cash assets in favour of persons , authorized by owners to get sums of retirement and gaining on bonds.***
***In case if one person is authorized to get sums of retirement and gaining on bonds from several owners of bonds , such person receives sum without breakdown according to every bonds owner.***

**8.3.1. Information about issues , all securities of which are redeemed (cancelled)**

Number : ***1***

Kind: ***inscribed non-documentary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***1 158 481***

Data about state registration of the issue:

Registration date: ***27.05.1993***

Registration number: ***58-1n-552***

Organization which fulfilled the registration : ***Financial bodies***

Method of floatation : ***closed subscription***

Period of floatation : ***from 27.05.1993 till 2.06.1994***

Current state of issue : ***all securities of the issue are redeemed***

Amount of actually distributed securities in accordance with registered report about the result of issue: ***1 158 481***

Information about state registration of report about results of issue :
Date of registration: ***2.06.1994***
Organization which fulfilled the registration : ***Financial bodies***
Restrictions in circulation of securities **of the issue** : ***no restrictions***
Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

Number : ***1***
Kind: ***inscribed non-documentary shares***
Category: ***ordinary***
Nominal value of a share of the issue : ***1 ruble***
Amount of the issue: ***377 316***
Data about state registration of the issue:
Registration date: ***27.05.1993***
Registration number: ***58-1n-552***
Organization which fulfilled the registration : ***Financial bodies***
Method of floatation : ***allocation among shareholders***
Period of floatation : ***from 27.05.1993 till 10.06.1993***
Current state of issue : ***all securities of the issue are redeemed***
Amount of actually distributed securities in accordance with registered report about the result of issue: ***377 316***
Information about state registration of report about results of issue :
Date of registration: ***10.06.1993***
Organization which fulfilled the registration : ***Financial bodies***
Restrictions in circulation of securities of the issue : ***no restrictions***
Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

Number : ***1***
Kind: ***inscribed non-documentary shares***
Category: ***preference***
Type : ***B***
Nominal value of a share of the issue : ***1 ruble***
Amount of the issue: ***97 4631***
Data about state registration of the issue:
Registration date: ***27.05.1993***
Registration number: ***58-1n-552***
Organization which fulfilled the registration : ***Financial bodies***
Method of floatation : ***conversion***
Period of floatation : ***from 8.12.1993 till 5.01.1994***
Current state of issue : ***all securities of the issue are redeemed***
Amount of actually distributed securities in accordance with registered report about the result of issue: ***97 463***
Information about state registration of report about results of issue :
Date of registration: ***5.01.1994***
Organization which fulfilled the registration : ***Financial bodies***
Restrictions in circulation of securities of the issue : ***no restrictions***
Market information about securities of the issue : ***Securities are converted into ordinary shares and traded by the Property Fund***

Number : *2*

Kind: ***inscribed non-documentary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***769 103 131***

Data about state registration of the issue:

Registration date: ***27.12.1995***

Registration number: ***58-1-1274***

Organization which fulfilled the registration : ***Financial bodies***

Method of floatation : ***allocation among shareholders***

Period of floatation : ***from 27.12.1995 till 30.12.1995***

Current state of issue : ***all securities of the issue are redeemed***

Amount of actually distributed securities in accordance with registered report about the result of issue: ***769 103 131***

Information about state registration of report about results of issue :

Date of registration: ***30.12.1995***

Organization which fulfilled the registration : ***Financial bodies***

Restrictions in circulation of securities of the issue : ***no restrictions***

Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

Number : *2*

Kind: ***inscribed non-documentary shares***

Category: ***preference***

Type *: A*

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***231 056 998***

Data about state registration of the issue:

Registration date: ***27.12.1995***

Registration number: ***58-1-1274***

Organization which fulfilled the registration : ***Financial bodies***

Method of floatation : ***allocation among shareholders***

Period of floatation : ***from 27.12.1995 till 30.12.1995***

Current state of issue : ***all securities of the issue are redeemed***

Amount of actually distributed securities in accordance with registered report about the result of issue: ***231 056 998***

Information about state registration of report about results of issue :

Date of registration: ***30.12.1995***

Organization which fulfilled the registration : ***Financial bodies***

Restrictions in circulation of securities of the issue : ***no restrictions***

Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

Number : *3*

Kind: ***inscribed non-documentary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***11 832 094***

Data about state registration of the issue:

Registration date: *21.07.1997*

Registration number: ***1-03-00125-A***

Organization which fulfilled the registration : ***FCS of Russia***

Method of floatation : ***closed subscription***

Period of floatation : ***from c 21.07.1997 till 21.07.1997***

Current state of issue : ***all securities of the issue are redeemed***

Amount of actually distributed securities in accordance with registered report about the result of issue: ***11 832 094***

Information about state registration of report about results of issue :

Date of registration: ***21.07.1997***

Organization which fulfilled the registration : ***FCS of Russia***

Restrictions in circulation of securities of the issue : ***no restrictions***

Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

Number : *3*

Kind: ***inscribed non-documentary shares***

Category: ***preference***

Type ***: A***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***694 302 942***

Data about state registration of the issue:

Registration date: ***26.10.1998***

Registration number: ***2-03-00125-A***

Organization which fulfilled the registration : ***FCS of Russia***

Method of floatation : ***allocation among shareholders***

Period of floatation : ***from 16.11.1998 till 16.11.1998***

Current state of issue : ***all securities of the issue are redeemed***

Amount of actually distributed securities in accordance with registered report about the result of issue: ***2 346 573 507***

Information about state registration of report about results of issue :

Date of registration: ***21.12.1998***

Organization which fulfilled the registration : ***FCS of Russia***

Restrictions in circulation of securities of the issue : ***no restrictions***

Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS and at the Moscow Interbank Currency Exchange (MICE)***

Number : *4*

Kind: ***inscribed non-documentary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***2 346 573 507***

Data about state registration of the issue:

Registration date: ***26.10.1998***

Registration number: ***1-04-00125-A***

Organization which fulfilled the registration : ***FCS of Russia***

Method of floatation : ***allocation among shareholders***

Period of floatation : ***from 16.11.1998 till 16.11.1998***

Current state of issue : ***all securities of the issue are redeemed***

Amount of actually distributed securities in accordance with registered report about the result of issue: *11 832 094*

Information about state registration of report about results of issue :

Date of registration: *21.12.1998*

Organization which fulfilled the registration : ***FCS of Russia***

Restrictions in circulation of securities of the issue : ***no restrictions***

Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

**8.3.2. Information about issues , securities of which are circulating**

Number : ***1***

Kind: ***inscribed non-documentary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***3 128 764 676***

Total amount of issue : ***3 128 764 676***

Data about state registration of the issue:

Registration date: ***26.08.2003***

Registration number: ***1-01-00125-A***

Organization which fulfilled the registration : ***FCS of Russia***

Method of floatation : ***allocation among shareholders***

Period of floatation : ***from 15.09.2003 till 15.09.2003***

Current state of issue : ***floatation is finished***

Amount of actually distributed securities in accordance with registered report about the result of issue: ***3 128 764 676***

Information about state registration of report about results of issue :

***report about results of issue was not registered***

Restrictions in circulation of securities of the issue : ***no restrictions***

Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

Additional substantial information about securities of the issue :

***Annulment of individual number of additional issue of securities and amalgamation of securities of additional issue with the securities of the issue regarding which they are additional.***

Number : ***1***

Kind: ***inscribed non-documentary shares***

Category: ***preference***

Type : ***A***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: *925 737 256*
Total amount of issue : *925 737 256*

Data about state registration of the issue:
Registration date: *26.08.2003*
Registration number: *2-01-00125-A*
Organization which fulfilled the registration : ***FCS of Russia***

Method of floatation : ***allocation among shareholders***
Period of floatation : ***from 15.09.2003 till 15.09.2003***

Current state of issue : ***floatation is finished***
Amount of actually distributed securities in accordance with registered report about the result of issue: *925 737 256*

Information about state registration of report about results of issue :
***report about results of issue was not registered***

Restrictions in circulation of securities of the issue : ***no restrictions***

Market information about securities of the issue : ***Securities trade is carried out in Russian Trade System RTS***

Additional substantial information about securities of the issue :
***Annulment of individual number of additional issue of securities and amalgamation of securities of additional issue with the securities of the issue regarding which they are additional.***

**8.3.3.Information about issues of securities , issuer's liabilities on which are not fulfilled (default)**

There are no unfulfilled liabilities.

**8.4. Information about person (persons) , which provided bulwark on bonds of the issue**

In view of the fact that bonds of the 1st and 2nd issue are redeemed , information about person, which provided bulwark on bonds of the issue is not given.

**8.5. Terms of provision of bulwark on bonds of the issue**

**see p. 8.4.**

**8.6. Information about organizations , which fulfill rights record for emissive securities of issuer.**

Registrar:
Name: ***JSC "Central Moscow Depositary" (JSC "CMD")***
Location : ***107078, Moscow ,Orlikov l.3,b. B***
Mailing address: ***107066,Moscow , Olkhovskaya str. ,22***
Tel.: ***(095) 264-44-23*** Fax : ***(095) 265-43-36***
E-mail: ***mcdepo@dol.ru***

License :

Number of license: ***10-000-1-00255*** Date of issue: ***13.09.2002***

Period of validity: ***not determined***

Agency , which has issued the license: ***Federal Commission on Securities (FCS) of Russia***

Beginning date of registering of inscribed securities of issuer by this registrar: ***22.08.2001***

***Centralized keeping of emissive securities of issuer during reporting quarter was not fulfilled***

**8.7. Information about legislative acts , regulating problems of capital import and export , which can affect pay-out of dividends , interests and outgoing to non-residents**

**In view of absence of capital import and export , which can affect pay-out of dividends , interests and outgoing to non-residents, information about legislative acts , regulating this problems is not given.**

**8.8. Procedure description of income taxation on distributed emissive securities of issuer**

Income taxation on distributed emissive securities of issue is carried out on basis of articles 214.1( pp. 1,2,3) , 224 (pp. 3,4), 284 ( p.3) .

**8.9. Information about declared (accrual) and paid out dividends on issuer's shares , and about income on issue's bonds**

8.9.1. **Category of shares :** *preference* **Type:** *A*

Kind : ***inscribed non-documentary shares***

Full name of category/type of shares : ***preference type A***

Dividends on shares of his category ( type) :

Period: ***2000***

Dividend rate per one share (rubles): ***0.0134***

Total amount of dividends per one share of this category (type) (rubles): ***12 404 881***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***12 389 742***

Period: ***2001***

Dividend rate per one share (rubles): ***0.015***

Total amount of dividends per one share of this category (type) (rubles): ***13 886 059***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***12 927 000***

Period: ***2002***

Dividend rate per one share (rubles): ***0.012***

Total amount of dividends per one share of this category (type) (rubles): ***11 110 847.16***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***10 785 376.14***

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : ***0***

**8.9.2. Category of shares** : *ordinary*

Kind : ***inscribed non-documentary shares***

Full name of category/type of shares : ***ordinary***

Dividends on shares of his category ( type) :

Period: ***2000***

Dividend rate per one share (rubles): ***0.0098***

Total amount of dividends per one share of this category (type) (rubles): ***30 661 894***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***30 624 540***

Period: ***2001***

Dividend rate per one share (rubles): ***0.015***

Total amount of dividends per one share of this category (type) (rubles): ***46 931 470***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***45 918 000***

Dividends on shares of his category ( type) :

Period: ***2002***

Dividend rate per one share (rubles): ***0.012***

Total amount of dividends per one share of this category (type) (rubles): ***37 545 181.65***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***37 336 768.51***

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : ***0***

**8.10. Other information**